UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 16 August 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



GOLD FIELDS

2018 MEDIA RELEASE

REVIEWED RESULTS

Six months ended 30 June 2018

Salient features

Including continuing and discontinued operations

0.994 **million ounces of** attributable gold production	US$79 million **cash outflow** from operating activities*	Restructuring of South Deep
US$965 **per ounce of** All-in sustaining costs	**Net debt/EBITDA** Ratio 1.07	Impairment of South Deep US$359m (after tax)
US$1,169 **per ounce of** All-in costs		Growth project at Damang on track
		Gruyere expected to be 18% above approved budget but first production still expected in Q2 2019
		Acquisition of 45% of Asanko Ghana operations concluded
		International operations on or ahead of plan

Note: *Cash flow from operating activities less net capital expenditure and environmental payments.

JOHANNESBURG. 16 August 2018: Gold Fields Limited (NYSE & JSE: GFI) today announced losses attributable to owners of the parent from continuing operations for the six months to 30 June 2018 of US$367m (US$0.45 cent per share). This compared with profit of US$54m (US$0.07 cent per share) for the six months to 30 June 2017. Normalised profit from continuing operations of US$43m for the six months to 30 June 2018 compared with US$78m for the six months to 30 June 2017.

An interim dividend of 20 SA cents per share (gross) is payable on 10 September 2018.

Statement by **Nick Holland,** Chief Executive Officer of Gold Fields

H1 2018 Performance

Safety remains our number one priority and we are pleased to report a fatal free period for the six months ended June 2018. In addition, the total recordable injury frequency rate (TRIFR) for the Group improved by 10% YoY to 2.13. Our drive toward zero harm continues.

The international operations continued to perform well for the six months ended June 2018 generating c.US$190m in net cash flow (before project capex) for the group.

Gold Fields is in a strong financial position, with the integrity of the balance sheet remaining intact after funding cumulative project expenditure (Damang and Gruyere) of US$330m over the past 18 months.

As reported in the recent trading statement, attributable gold equivalent production from continuing operations, for the six months ended 30 June 2018, was 994koz (for the six months ended June 2017: 1,022koz). All-in sustaining costs for the period were US$965/oz (for the six months ended June 2017: US$967/oz), with all-in costs of US$1,169/oz (for the six months ended June 2017: US$1,092/oz) as a result of the higher project capital, as was planned.

Normalised profit from continuing operations for the six months ended June 2018 was US$43m or US$0.05 per share, compared with US$78m or US$0.09 per share in for the six months ended June 2017. Normalised profit was impacted by higher exploration expenditure this half year particularly as activities at Salares Norte have increased to complete the feasibility study by year end.

In line with our dividend policy of paying out between 25% and 35% of normalised profit as dividends, we have declared an interim dividend of 20 SA cents per share which compared with the 2017 interim dividend of 40 SA cents per share.

Net cash flow for continuing operations from operating activities less net capital expenditure and environmental payments was an outflow of US$79m, compared with an outflow of US$102m for the six months ended June 2017, mainly due to the growth capital spent at Gruyere, Damang and Salares Norte. We previously indicated that we expected to be cash negative in 2017 and 2018 as a consequence of building two new mines in the Group and our ongoing study at Salares Norte. Excluding the project capital of US$179m for the half year, the net cash flow would have been an inflow of US$100m for the six months ended June 2018.

The net debt balance increased by US$90m to US$1,393m from US$1,303m at the end of FY 2017, with the net debt to EBITDA ratio marginally higher at 1.07x (December 2017: 1.03x) but still well below the debt covenant level of 2.5x.

Update on projects
Damang
The Damang reinvestment project continued to track well against plan for the six months ended June 2018. Total tonnes mined increased 26% YoY to 23.9Mt for the six months ended June 2018 which was slightly ahead of plan. Gold produced increased 16% YoY to 89.5koz, driven by higher grade material mined and processed during the half year.

Capital expenditure was 9% higher YoY at US$73m, with US$61m spent on capital waste stripping and the balance spent on engineering projects, Amoanda Phase 2 infill drilling and construction of the Far East TSF. AISC decreased 18% YoY to US$829/oz while AIC decreased 7% YoY to US$1,585/oz.

The potential at Amoanda continues to increase, following a successful drilling campaign, which will provide additional flexibility to the operation when the main Damang pit commences production in Q2 2019.

Gruyere
As reported by the joint venture partners (on 30 July 2018), the independent third party review of the Definitive Estimate (DE) for the Gruyere Gold Project including the Final Forecast Capital (FFC) cost estimate has been completed. First gold remains scheduled for the June 2019 quarter which is in line with the guidance issued in April 2018. However, the FFC is now estimated to be A$621m (level of accuracy range -2% / +2%) which includes scope changes and force majeure costs of A$30m along with a contingency of A$30m. This compares with the original budget of A$532m, with A$329m spent on the project to date. A$185 m is expected to be spent in the second part of the year.

As per the Joint Venture agreement entered into at the time of the acquisition, Gold Fields will fund up to 10% of costs overruns, excluding scope changes and force majeure costs. This translates to approximately A$51m. Consequently, Gold Fields share of the FFC is A$337m, with A$164m having been incurred up to the end of June 2018.

As at 27 July 2018, overall Project engineering and construction was 94% and 61% complete respectively with EPC construction (process plant and associated infrastructure) 39% complete.

Despite the increased capital for the project, we believe that the long-life, low-cost nature of Gruyere will subsequently improve the Gold Fields portfolio.

Salares Norte
The feasibility study for Salares Norte is on track for completion at the end of 2018. As previously guided, the mine is expected to produce 3.5Moz gold equivalent ounces over a 10-year life, with average AISC of around US$575/oz and initial capex of US$850m.

On 5 July 2018, the Environment Impact Assessment was accepted for evaluation by the Chilean regulatory authorities.

Regional performance
Australia
Gold production for the Australia region for the six months ended June 2018 was 1% lower YoY at 442koz, mainly due to lower production at Granny Smith, partially offset by increased production at St Ives. AIC for the region (excluding Gruyere) was 2% lower YoY in A$ terms at A$1,166/oz and 1% higher YoY in US$ terms at US$900/oz. Net cash flow from the region for the six months ended June 2018, excluding the US$79m spent on Gruyere, was an inflow of US$86m.

During the six months ended June 2018, A$40m of the exploration budget was spent, with 387,800 metres drilled during the period. There have been encouraging results at all operations including extensions at Wallaby at Granny Smith, both laterally and at depth, as well as extensions at the Greater Invincible complex at St Ives. The prefeasibility study on the Paleochannel Project at St Ives continued in the six months ended June 2018, with progress being made on the mining method. At Agnew, drilling at Waroonga North continued to yield positive results and Redeemer is emerging as a potential new ore source for the future.

West Africa
Attributable gold production from the West Africa region decreased by 1% YoY for the six months ended June 2018 at 319koz due to lower production at Tarkwa, partially offset by increased production at Damang. AIC for the region decreased 2% YoY to US$1,114/oz due to lower cost of sales before amortisation and depreciation and sustaining capital. Project capex for the Damang reinvestment was US$66m for the six months ended June 2018, compared with US$53m for the six months ended June 2017. The AISC for the Ghana region (which excludes the project capex for Damang) decreased 7% YoY to US$924/oz. The region generated a net cash outflow of US$2m for the six months to June 2018. Again, if the project capex for Damang is excluded, the region would have generated a net cash inflow of US$64m.

South America
Attributable equivalent gold production at Cerro Corona increased marginally YoY to 137koz. AIC increased by 9% YoY to US$737 per equivalent ounce, mainly due to higher cost of sales before amortisation and depreciation and lower equivalent ounces sold. Despite this, the mine generated net cash flow of US$41m for the six months ended June 2018.

South Deep
Gold Fields announced a material restructuring of its South Deep operation on 14 August 2018. The mine has had a number of operational challenges since Gold Fields acquired it in 2006. The key challenge has been the difficulty in transitioning the mine from one run with a conventional mining mindset and practices to mining with a modern, bulk, mechanised mining approach. South Deep is a complex and unique mine, that has faced persistent issues that need to be addressed in a holistic manner.

Despite numerous interventions to address these challenges, including optimising the mining method, extensive training and skills development, changing shift and work configurations, and outsourcing functions, the mine continues to make losses (R4bn over the past five years). Management believes that the mine can no longer sustain these cash losses and that the cost structure needs to be realigned with the current lower level of production.

During Q1 2018, South Deep completed phase 2 of its organisational restructuring plan, focusing on the lower levels of the organisation, through a voluntary retrenchment programme, which resulted in 261 employees leaving the company This followed the restructuring in Q4 2017 (phase 1) at the more senior levels of the business, which comprised a 25% reduction (47 employees) in the management level.

Although this restructuring was mostly voluntary in nature, it nonetheless had a significant negative impact on morale and consequently productivity and output during the six months ended 30 June 2018. In addition, continued low mobile equipment reliability and productivity, the intersection of active geological features (faults and dykes) in the high-grade corridor 3 and poor ground conditions in the composites (far western part of the orebody) slowed production rates.

For the six months to 30 June 2018, production at South Deep decreased by 19% YoY to 3,003kg (97koz) from 3,710kg (119koz)) for the six months ended June 2017 driven by decreased volumes and grade. AIC for the six months ended June 2018 increased 8% YoY to R715,373/kg (US$1,816/oz), mainly due to lower gold sold. Net cash outflow for the six months ended 30 June 2018 was R656m (US$54m).

These challenges have resulted in an underperformance on development and destress mining and has impacted stope availability and output. Stope availability and output has also been adversely affected as a result of slow loading and backfilling. These challenges will not only impact the mine's 2018 performance but the knock-on effect will carry through into 2019 and beyond.

Section 189 process commenced
Management has commenced with consultations in terms of Section 189 of the Labour Relations Act. It is envisaged that approximately 1,100 permanent employees could potentially be impacted by the proposed restructuring. In addition, approximately 460 contractors could also potentially be impacted. South Deep currently employs 3,614 full-time employees and 1,940 contractors. Section 189 notices have been served on its two representative trade unions, the National Union of Mineworkers and UASA. This will be followed by a 60-day consultation process, which will be facilitated by the CCMA. The Minister of Mineral Resources has been informed of these developments.

Focus on securing the future with intensive near term initiatives
In support of returning the mine to sustainable profitability we propose to:
- Temporarily suspend mining activities at 87 Level and redeploy these mining crews into the 4W corridor;
- Service the eastern part of the mine from the Twin Shafts and re-staff the South Shaft operations to a single shift per day. South Shaft will facilitate the provision of the following services to the full mining operation: Water and Backfill reticulation, Water Pumping, Ventilation;
- Reduce growth capital expenditure for the next 18 months to reduce the cash burn. New mine development has outperformed the plan in recent years, which allows us some flexibility to reduce this activity for the near term.

Given the significant impact of the restructuring from late 2017 and early 2018, we are unable to quantify the impact of the proposed large scale restructuring on production in 2019 and beyond.

Consequently, the previously guided build-up plan for the mine (released in February 2018) has a high degree of risk and uncertainty and can no longer be relied upon.

South Deep impairment
The underperformance of the mine in 2018 and the resultant knock-on impact has necessitated a further impairment of South Deep. As discussed above, we are unable to provide guidance for 2019 and beyond. However, for the purpose of the impairment calculation, we have used a number equivalent to extrapolating the six months ended 30 June 2018 production for 2019 of 6,100kg (196koz).

As a result, South Deep has been further impaired by R4.8bn (US$359m) (net of tax) to a carrying value of R20.7bn (US$1.5bn). The information underlying the impairment calculation may be subject to further adjustments in the future. These adjustments could be as a result of further information becoming available to management during Gold Fields' production planning processes.

Joint Venture with Asanko Gold
The Joint Venture transaction with Asanko Gold (Asanko) was completed on 31 July 2018, with Gold Fields acquiring a 50% stake in Asanko's 90% interest in the Asanko Gold Mine in Ghana. Gold Fields is expected to equity account its share in the Joint Venture, with attributable production and costs incorporated into the Group numbers from completion. Asanko's published guidance for 2019-2023 is average annual production of 253koz (100% basis).

Gold Fields and Asanko have established various working groups to ensure that the Asanko Gold Mine continues to operate in an efficient manner.

FY18 guidance adjusted
Attributable equivalent gold production for 2018, including Asanko, is expected to be within the original guidance (14 February 2018) of between 2.08Moz and 2.10Moz. AISC is expected to be between US$1,010 per ounce and US$1,030 per ounce and AIC is expected to be between US$1,190 per ounce to US$1,210 per ounce, both as previously guided.

The South Deep production guidance factored into the Group production guidance is unchanged from the 7,600kg provided in April 2018 (with Q1 2018 results). However, given the potential volatility related to the proposed restructuring, there is an increased level of uncertainty with this forecast.

Gold Fields will account for its contribution from the Asanko Joint Venture from 31 July 2018. As such, production of 43koz is expected to be attributable to Gold Fields from the JV.

Change in Directorship
Mr Don Ncube retired after the AGM in May 2018, having spent over 12 years on the Board, of which he has been Chair of the Social, Ethics and Transformation Committee for the past 5 years. I would like to thank Don for his service to Gold Fields and wish him well in his future endeavours.

N.J. Holland
Chief Executive Officer

STOCK DATA FOR THE 6 MONTHS ENDED 30 JUNE 2018

Number of shares in issue		NYSE – (GFI)	
– at 30 June 2018	820,614,217	Range – Quarter	US$3.51 – US$4.42
– average for the six months	820,614,217	Average Volume – six months	3,836,559 shares/day
Free Float	100 per cent	**JSE LIMITED – (GFI)**	
ADR Ratio	1:1	Range – Quarter	ZAR43.36 – ZAR56.46
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – six months	1,287,829 shares/day

Key Statistics

Figures are in millions unless otherwise stated		United States Dollars				
		Quarter			Six months ended	
		June 2018	March 2018	June 2017	June 2018	June 2017 Restated
Gold produced*	oz (000)	**504**	490	550	**994**	1,047
Continuing operations		**504**	490	539	**994**	1,022
Discontinued operations		–	–	11	–	25
Tonnes milled/treated	000	**8,314**	8,372	8,667	**16,686**	17,331
Continuing operations		**8,314**	8,372	8,552	**16,686**	17,096
Discontinued operations		–	–	115	–	235
Revenue	US$/oz	**1,297**	1,316	1,247	**1,306**	1,232
Continuing operations		**1,297**	1,316	1,247	**1,306**	1,232
Discontinued operations		–	–	1,256	–	1,234
Cost of sales before gold inventory change and amortisation and depreciation	US$/tonne	**42**	43	42	**42**	42
Continuing operations		**42**	43	41	**42**	41
Discontinued operations		–	–	127	–	127
All-in sustaining costs#	US$/oz	**973**	955	949	**965**	980
Continuing operations		**973**	955	934	**965**	967
Discontinued operations		–	–	1,657	–	1,532
Total all-in cost#	US$/oz	**1,187**	1,150	1,092	**1,169**	1,103
Continuing operations		**1,187**	1,150	1,081	**1,169**	1,092
Discontinued operations		–	–	1,657	–	1,532
Net debt	US$m	**1,393**	1,373	1,365	**1,393**	1,365
Net debt to EBITDA ratio					**1.07**	1.12
Cash flow from operating activities**	US$				**(79)**	(102)
Continuing operations					**(79)**	(102)
Discontinued operations					–	–
(Loss)/profit	US$m					
Continuing operations					**(366.6)**	53.7
Discontinued operations					–	(2.7)
(Loss)/profit	US c.p.s					
Continuing operations					**(45)**	7
Discontinued operations					–	–
Headline earnings/(loss)	US$m					
Continuing operations					**66.7**	69.7
Discontinued operations					–	(1.8)
Headline earnings	US c.p.s.					
Continuing operations					**8**	8
Discontinued operations					–	–
Normalised profit/(loss)	US$m					
Continuing operations					**42.8**	77.5
Discontinued operations					–	(2.6)
Normalised profit	US c.p.s.					
Continuing operations					**5**	9
Discontinued operations					–	–

* All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.

** Cash flow from operating activities (net of tax) less net capital expenditure, environmental payments and financing costs.

\# Refer to page 27 and 28.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.

Figures may not add as they are rounded independently.

Certain forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- changes in assumptions underlying Gold Fields' mineral reserve estimates;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated production cost estimates at existing operations as outlined in this report or as otherwise disclosed;
- the success of the Group's business strategy, development activities and other initiatives;
- the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
- the occurrence of work stoppages related to health and safety incidents;
- loss of senior management or inability to hire or retain employees;
- fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- supply chain shortages and increases in the prices of production imports;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the adequacy of the Group's insurance coverage;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
- changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Results for the Group

Safety

The Group's fatality injury frequency rate improved from 0.07 for the six months ended 30 June 2017 to 0.00 for the six months ended 30 June 2018. The total recordable injury frequency rate (TRIFR)[1] for the Group improved by 10 per cent from 2.37 for the six months ended 30 June 2017 to 2.13 for the six months ended 30 June 2018.

1 Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/ number of man-hours worked.

2 A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.

3 A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.

4 A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

For the six months ended 30 June 2018 compared with the six months ended 30 June 2017

Revenue

Attributable equivalent gold production from continuing operations decreased by 3 per cent from 1,022,000 ounces for the six months ended 30 June 2017 to 994,000 ounces for the six months ended 30 June 2018. South Deep, Tarkwa and Granny Smith produced less gold in the six months ended 30 June 2018 compared with the six months ended June 2017.

Gold production at South Deep in South Africa, decreased by 19 per cent from 3,710 kilograms (119,300 ounces) to 3,003 kilograms (96,500 ounces).

Attributable gold production at the West African operations decreased by 1 per cent from 322,600 ounces for the six months ended 30 June 2017 to 318,500 ounces for the six months ended 30 June 2018 due to decreased production at Tarkwa, partially offset by increased production at Damang. Attributable equivalent gold production at Cerro Corona in Peru increased marginally from 136,300 ounces for the six months ended 30 June 2017 to 136,900 ounces for the six months ended 30 June 2018. Gold production at the Australian operations decreased by 1 per cent from 444,300 ounces for the six months ended 30 June 2017 to 442,400 ounces for the six months ended 30 June 2018 mainly due to lower production at Granny Smith, partially offset by increased production at St Ives.

At the South Africa region, production at South Deep decreased by 19 per cent from 3,710 kilograms (119,300 ounces) for the six months ended 30 June 2017 to 3,003 kilograms (96,500 ounces) due to decreased volumes and grades. Production was negatively impacted by labour restructuring and the implementation of a new shift system on 1 March 2018, along with the effect of remediation of ground conditions in predominantly high grade areas of the mine. Gold sold decreased by 13 per cent from 3,740 kilograms (120,200 ounces) to 3,240 kilograms (104,200 ounces).

At the West Africa region, managed gold production at Tarkwa decreased by 6 per cent from 281,500 ounces for the six months ended 30 June 2017 to 264,400 ounces for the six months ended 30 June 2018 mainly due to lower yield. At Damang, managed gold production increased by 16 per cent from 76,900 ounces for the six months ended 30 June 2017 to 89,500 ounces for the six months ended 30 June 2018 mainly due to higher grade material mined and processed. Gold produced and gold sold are the same for both Tarkwa and Damang.

At the South America region, total managed gold equivalent production at Cerro Corona increased marginally from 137,000 ounces for the six months ended 30 June 2017 to 137,600 ounces for the six months ended 30 June 2018 mainly due to a higher conversion factor, partially offset by lower gold sold. Gold equivalent ounces sold decreased by 3 per cent from 135,700 ounces to 131,700 ounces.

At the Australia region, St Ives' gold production increased by 3 per cent from 184,100 ounces for the six months ended 30 June 2017 to 189,800 ounces for the six months ended 30 June 2018 mainly due to increased volumes processed. Gold sold increased by 3 per cent from 184,100 ounces to 190,200 ounces. At Agnew/Lawlers, gold production decreased marginally from 115,500 ounces for the six months ended 30 June 2017 to 115,400 ounces for the six months ended 30 June 2018. Gold sold increased by 1 per cent from 115,500 ounces to 116,900 ounces. At Granny Smith, gold production decreased by 5 per cent from 144,700 ounces for the six months ended 30 June 2017 to 137,200 ounces for the six months ended 30 June 2018 due to decreased tonnes mined and processed. Gold sold decreased by 5 per cent from 144,700 ounces to 137,300 ounces.

The average US dollar gold price achieved by the Group increased by 6 per cent from US$1,232 per equivalent ounce for the six months ended 30 June 2017 to US$1,306 per equivalent ounce for the six months ended 30 June 2018. The average rand gold price decreased by 1 per cent from R525,042 per kilogram to R518,504 per kilogram. The average Australian dollar gold price increased by 4 per cent from A$1,642 per ounce to A$1,707 per ounce. The average US dollar gold price for the Ghanaian operations increased by 7 per cent from US$1,232 per ounce for the six months ended 30 June 2017 to US$1,318 per ounce for the six months ended 30 June 2018. The average equivalent US dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 1 per cent from US$1,221 per equivalent ounce for the six months ended 30 June 2017 to US$1,228 per equivalent ounce for the six months ended 30 June 2018. The average US dollar/Rand exchange rate strengthened by 7 per cent from R13.24 for the six months ended 30 June 2017 to R12.25 for the six months ended 30 June 2018. The average Australian/US dollar exchange rate strengthened by 3 per cent from A$1.00 = US$0.75 to A$1.00 = US$0.77.

Gold equivalent ounces sold decreased by 3 per cent from 1.06 million ounces to 1.03 million ounces.

Revenue increased by 4 per cent from US$1,305 million for the six months ended 30 June 2017 to US$1,351 million for the six months ended 30 June 2018 due to the higher gold price, partially offset by decreased gold sold.

Cost of sales before amortisation and depreciation

Cost of sales before amortisation and depreciation increased by 1 per cent from US$678 million for the six months ended 30 June 2017 to US$688 million for the six months ended 30 June 2018.

At the South Africa region, at South Deep, cost of sales before amortisation and depreciation decreased by 6 per cent from R1,997 million (US$151 million) for the six months ended 30 June 2017 to R1,882 million (US$154 million) for the six months ended

30 June 2018 mainly due to lower production as well as lower expenditure on consumable costs, contractor costs and consulting costs.

At the West Africa region, cost of sales before amortisation and depreciation decreased by 2 per cent from US$218 million for the six months ended 30 June 2017 to US$213 million for the six months ended 30 June 2018. This decrease was mainly due to continued business process re-engineering, partially offset by a gold-in-process drawdown of US$6 million for the six months ended 30 June 2018 compared with a build-up of US$16 million for the six months ended 30 June 2017.

At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 11 per cent from US$70 million for the six months ended 30 June 2017 to US$78 million for the six months ended 30 June 2018 due to higher waste tonnes mined.

At the Australia region, cost of sales before amortisation and depreciation decreased by 1 per cent from A$318 million (US$239 million) for the six months ended 30 June 2017 to A$316 million (US$244 million) for the six months ended 30 June 2018 mainly due to a higher gold inventory credit to cost at St Ives of A$36 million (US$28 million) for the six months ended 30 June 2018 compared with A$2 million (US$2 million) for the six months ended 30 June 2017, partially offset by increased costs from A$113 million (US$85 million) to A$137 million (US$106 million) as a result of higher mining volumes.

Amortisation and depreciation

Amortisation and depreciation for the Group increased by 7 per cent from US$325 million for the six months ended 30 June 2017 to US$347 million for the six months ended 30 June 2018. The US$22 million increase in amortisation was due to higher amortisation of US$15 million in local currencies and the exchange rate effect of US$7 million on translation into US dollars at a 7 per cent stronger rand and a 3 per cent stronger Australian dollar. The higher amortisation in local currencies related to an increase at Damang due to increased production and at St Ives due to increased open pit mining.

Other

Net interest expense for the Group increased by 3 per cent from US$32 million for the six months ended 30 June 2017 to US$33 million for the six months ended 30 June 2018. Interest expense of US$44 million, partially offset by interest income of US$4 million and interest capitalised of US$7 million for the six months ended 30 June 2018 compared with interest expense of US$44 million, partially offset by interest income of US$3 million and interest capitalised of US$9 million for the six months ended 30 June 2017.

The share of results of equity accounted investees after taxation increased from US$1 million for the six months ended 30 June 2017 to US$6 million for the six months ended 30 June 2018 due to sundry asset write-offs at Far Southeast project (FSE).

The gain on foreign exchange of US$3 million for the six months ended 30 June 2018 compared with a loss of US$4 million for the six months ended 30 June 2017 related to the conversion of offshore cash holdings into their functional currencies.

The gain on financial instruments of US$24 million for the six months ended 30 June 2018 includes realised gains/losses and the mark to market of the gold hedges taken out at the Australian operations (a gain of A$1 million/US$1 million), the Ghanaian operations (a gain of US$10 million) and South Deep (a loss of US$1 million/R14 million), the oil hedges taken out at the Ghanaian and Australian operations (a gain of US$7 million and A$5

million/US$4 million, respectively), as well as the copper hedge taken out at Cerro Corona (gain of US$4 million). In addition, a currency hedge taken out at the Australian operations resulted in a loss of US$1 million (A$1 million). This compared with a gain of US$7 million for the six months ended 30 June 2017.

Share-based payments for the Group increased from US$11 million to US$20 million and related to the current valuation of the share scheme. The long-term incentive plan decreased from US$3 million to US$1 million due to the current valuation of the plan.

Other costs for the Group increased from US$21 million to US$30 million and mainly related to increased community spend.

Exploration and project expenses

Exploration and project expenses increased by 19 per cent from US$47 million for the six months ended 30 June 2017 to US$56 million for the six months ended 30 June 2018, mainly due to increased costs at Salares Norte (increased from US$24 million to US$30 million) and increased write-off of exploration (US$21 million to US$25 million) at the Australian operations.

Non-recurring items

Non-recurring expenses of US$661 million for the six months ended 30 June 2018 compared with US$38 million for the six months ended 30 June 2017. The non-recurring expenses for the six months ended 30 June 2018 mainly included:

- impairment of R6.471 billion (US$482 million). The after tax impairment is R4.819 billion (US$359 million) in respect of the South Deep cash-generating unit. The impairment calculation is based on the 2018 life of mine plan using the following assumptions:
  o Gold price of R525,000 per kilogram;
  o Resource price of US$17 per ounce at a Rand/Dollar exchange rate of R13.44;
  o Resource ounces of 29.0 million ounces;
  o Life of mine: 77 years; and
  o Discount rate: 13.5 per cent nominal.
  The impairment is due to a deferral of production. The underperformance of the mine in 2018 and the resultant knock-on impact has necessitated a further impairment of South Deep. For the purpose of the impairment calculation, we have used a number equivalent to extrapolating the six months ended 30 June 2018 production for 2019 of 6,100kg (196koz). The carrying value after impairment is R20.7bn (US$1.5bn). The information underlying the impairment calculation may be subject to further adjustments in the future. These adjustments could be as a result of further information becoming available to management during Gold Fields' production planning processes.
- restructuring costs at Tarkwa (US$81 million) with the transition to contractor mining;
- restructuring costs at Damang (US$15 million);
- restructuring costs at South Deep (US$4 million/R53 million);
- losses on the sale of mining fleet and heavy machinery equipment and inventory at Tarkwa as part of the transition to contractor mining, amounted to US$38 million and US$9 million, respectively; and
- impairment of FSE amounted to US$20 million and other losses on the sale of assets amounted to US$16 million. The impairment of FSE was based on the fair value less cost of disposal of the investment which was directly derived from the market value of Lepanto Consolidated Mining Company.

The non-recurring expenses for the six months ended 30 June 2017 mainly related to the silicosis provision raised of US$30 million and US$7 million for the write-off of parked up fleet at

Tarkwa. Retrenchment payments at Tarkwa were largely offset by receipts on the disposal of the fleet to the contractor.

Royalties

Government royalties for the Group increased by 10 per cent from US$30 million for the six months ended 30 June 2017 to US$33 million for the six months ended 30 June 2018 in line with higher revenue.

Taxation

The taxation credit for the Group of US$129 million for the six months ended 30 June 2018 compared with a charge of US$62 million for the six months ended 30 June 2017. Normal taxation decreased by 11 per cent from US$83 million for the six months ended 30 June 2017 to US$74 million for the six months ended 30 June 2018. The deferred tax credit of US$201 million for the six months ended 30 June 2018 compared with US$21 million for the six months ended 30 June 2017. The high effective tax rate for the six months ended 30 June 2018 is due to the non-deduction of certain interest payments of US$35 million and exploration costs at Salares Norte of US$30 million. The significant deferred tax credit arose due to the taxation credit of R1.652 billion (US$123 million) on the impairment of South Deep, as well as the settlement of the South Deep tax dispute with SARS. GFIJVH has recognised an additional R2,338 million (US$191 million) of capital allowance with a tax effect on this amount of R701 million (US$57 million).

Discontinued operation – Darlot

The net loss in the six months ended 30 June 2017 from the discontinued operation, Darlot, net of tax of US$3 million was a result of revenue of A$40 million (US$30 million), cost of sales before amortisation and depreciation of A$40 million (US$30 million) with the balance relating to other costs. The revenue of A$40 million (US$30 million) related to 24,500 ounces sold at a gold price of A$1,641 per ounce (US$1,234 per ounce).

(Loss)/profit

Net loss attributable to owners of the parent for the Group of US$367 million or US$0.45 per share for the six months ended 30 June 2018 compared with net profit of US$51 million or US$0.07 per share for the six months ended 30 June 2017.

Headline earnings attributable to owners of the parent for the Group of US$67 million or US$0.08 per share for the six months ended 30 June 2018 compared with headline earnings of US$68 million or US$0.08 per share for the six months ended 30 June 2017.

Normalised profit for the Group of US$43 million or US$0.05 per share for the six months ended 30 June 2018 compared with US$75 million or US$0.09 per share for the six months ended 30 June 2017.

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

	Six months ended	
	June 2018	June 2017
(Loss)/profit from continuing operations	**(366.6)**	53.7
Non-recurring items	**661.2**	38.1
Tax effect of non-recurring items	**(166.6)**	(11.2)
Non-controlling interest effect of non-recurring items	**(9.7)**	(0.9)
(Gain)/loss on foreign exchange	**(2.8)**	4.1
Tax effect of (gain)/loss on foreign exchange	**0.1**	(1.0)
Gain on financial instruments	**(23.9)**	(7.3)
Tax effect of gain on financial instruments	**7.2**	2.1
Non-controlling interest effect of gain on financial instruments	**1.1**	(0.1)
South Deep tax settlement	**(57.2)**	–
Profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect	**42.8**	77.5

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Non-IFRS measures such as normalised results are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group's Board of directors and is presented for illustration purposes only and because of its nature, normalised profit should not be considered as a representation of the income statement.

Cash flow

Cash inflow from operating activities of US$263 million for the six months ended 30 June 2018 compared with US$276 million for the six months ended 30 June 2017. The decrease was mainly due to a decrease in the sum of:

- profit before royalties, tax and non-recurring items,
- non-recurring items,
- amortisation and depreciation; and
- other non-cash items.

In addition, royalties and taxation paid decreased from US$196 million to US$169 million and a release of working capital of US$6 million compared with an investment into working capital of US$25 million.

Dividends paid of US$35 million for the six months ended 30 June 2018 compared with US$43 million for the six months ended 30 June 2017. Dividends paid to owners of the parent decreased from US$38 million to US$35 million and related to the final dividends paid for 2016 and 2017, respectively. No dividends were paid to non-controlling interest holders for the six months ended 30 June 2018 compared with US$6 million for the six months ended 30 June 2017.

At the discontinued operation, Darlot, cash flows from operating activities amounted to US$6 million in the six months ended 30 June 2017.

Cash outflow from investing activities of US$320 million for the six months ended 30 June 2018 compared with a cash outflow of US$439 million for the six months ended 30 June 2017. Capital expenditure increased from US$383 million to US$411 million. Proceeds on disposal of fixed assets increased from US$21 million to US$77 million and purchase of investments decreased from US$60 million to US$18 million. Proceeds on disposal of assets held for sale amounted to US$40 million and environmental payments decreased from US$10 million to US$7 million. The US$28 million higher capital expenditure was due to higher expenditure of US$20 million in local currencies and the exchange rate effect of US$8 million on translation into US dollars at a 7 per cent stronger rand and a 3 per cent stronger Australian dollar.

Sustaining capital expenditure decreased from US$286 million to US$253 million, while non-sustaining capital expenditure increased from US$96 million to US$157 million. At South Deep, growth expenditure increased from R62 million (US$4 million) to R149 million (US$12 million). Growth expenditure on the reinvestment plan at Damang increased from US$53 million to US$66 million and at Gruyere it increased from US$37 million (A$49 million) to US$66 million (A$86 million), respectively.

Environmental payments decreased from US$10 million for the six months ended 30 June 2017 to US$8 million for the six months ended 30 June 2018.

Cash outflow from operating activities less net capital expenditure and environmental payments of US$79 million for the six months ended 30 June 2018 compared with an outflow of US$102 million for the six months ended 30 June 2017 mainly due to lower net capital expenditure (sum of additions and disposals), lower taxation paid and a release of working capital.

The US$79 million outflow for the six months ended 30 June 2018 comprised: US$71 million net cash generated by the seven mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$18 million of net interest paid, US$35 million at Salares Norte on exploration, US$79 million (A$103 million) at Gruyere with [US$66 million (A$86 million) on capital expenditure and US$13 million (A$17 million) on working capital, as well as US$18 million on non-mine based costs mainly due to working capital movements. Included in the US$71 million above is US$66 million capital expenditure on the Damang reinvestment project and US$12 million on South Deep growth capital expenditure.

The US$102 million outflow for the six months ended 30 June 2017 comprised: US$52 million net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$33 million of net interest paid, US$24 million at Salares Norte on exploration, US$60 million (A$80 million) at Gruyere [US$37 million (A$49 million) on capital expenditure and US$23 million (A$31 million) on working capital], as well as US$37 million on non-mine based costs mainly due to working capital movements. Included in the US$52 million above is US$53 million capital expenditure on the Damang reinvestment project and US$4 million on South Deep growth capital expenditure.

In the South Africa region at South Deep, capital expenditure decreased by 11 per cent from R427 million (US$32 million) for the six months ended 30 June 2017 to R379 million (US$31 million) for the six months ended 30 June 2018 due to lower expenditure on fleet and major components.

At the West Africa region, capital expenditure decreased by 5 per cent from US$164 million to US$156 million. At Tarkwa, capital expenditure decreased by 13 per cent from US$97 million to US$84 million due to lower capital expenditure on mining equipment and components as a result of the transition to contractor mining. Capital expenditure at Damang increased by 9 per cent from US$67 million to US$73 million and included US$66 million spent on the Damang re-investment project for the six months ended 30 June 2018.

In the South America region at Cerro Corona, capital expenditure decreased by 17 per cent from US$12 million to US$10 million. The majority of the expenditure was on the construction of further raises to the tailings storage facility.

At the Australia region, capital expenditure decreased by 3 per cent from A$180 million (US$135 million) for the six months ended

30 June 2017 to A$174 million (US$134 million) for the six months ended 30 June 2018 At St Ives, capital expenditure decreased by 22 per cent from A$95 million (US$72 million) to A$74 million (US$57 million) due to lower capital waste mined in the open pits. At Agnew/Lawlers, capital expenditure increased by 21 per cent from A$38 million (US$29 million) to A$46 million (US$35 million) due to increased decline development at Waroonga including development to the Waroonga North orebody. At Granny Smith, capital expenditure increased by 15 per cent from A$47 million (US$35 million) for the six months ended 30 June 2017 to A$54 million (US$42 million) for the six months ended 30 June 2018 due to increased capital development.

Proceeds on disposal of capital equipment of US$77 million for the six months ended 30 June 2018 related to Tarkwa's sale of fleet to the contractor as part of the conversion to contractor mining. This compared with US$21 million for the six months ended 30 June 2017 which related to the conversion to contractor mining at Damang.

Purchase of investments of US$18 million related to Gold Fields subscription to a 9.9 per cent share interest in Asanko Gold by way of a private placement of 22,354,657 Asanko shares for the six months ended 30 June 2018. This compared with purchase of investments of US$60 million which related mainly to the purchase of 74,284,070 shares in Gold Road Resources (Gold Fields now holds a 10 per cent interest) in Gold Road Resources Limited for the six months ended 30 June 2017.

Proceeds on disposal of assets held for sale comprised US$40 million cash and royalty (2 per cent NSR (net smelter return)) on all metals and related to the disposal of APP.

At the discontinued operation, Darlot, capital expenditure amounted to A$9 million (US$6 million) for the six months ended 30 June 2017.

Net cash inflow from financing activities of US$115 million for the six months ended 30 June 2018 compared with US$161 million for the six months ended 30 June 2017. The inflow for the six months ended 30 June 2018 related to a drawdown of US$358 million, partially offset by the repayment of US$243 million on offshore and local loans. The inflow for the six months ended 30 June 2017 related to a drawdown of US$285 million, partially offset by the repayment of US$125 million on offshore and local loans.

The net cash inflow for the Group of US$24 million for the six months ended 30 June 2018 compared with an outflow of US$45 million for the six months ended 30 June 2017. After accounting for a negative translation adjustment of US$5 million on non-US dollar cash balances, the cash inflow for the six months ended 30 June 2018 was US$19 million. The cash balance at 30 June 2018 of US$498 million compared with US$493 million at 30 June 2017.

All-in sustaining and total all-in cost
The Group all-in sustaining costs for continuing operations decreased marginally from US$967 per ounce for the six months ended 30 June 2017 to US$965 per ounce for the six months ended 30 June 2018 mainly due to lower sustaining capital expenditure, higher by-product credits and lower cost of sales before amortisation and depreciation partially offset by lower gold sold. Total all-in cost increased by 7 per cent from US$1,092 per ounce for the six months ended 30 June 2017 to US$1,169 per ounce for the six months ended 30 June 2018 due to higher non-sustaining capital expenditure on the Damang reinvestment project (US$66 million versus US$53 million) as well as higher capital expenditure on the Gruyere project [A$86 million (US$66 million) versus A$49 million (US$37 million)] along with higher exploration, feasibility and evaluation costs.

In the South Africa region, at South Deep, all-in sustaining costs increased by 4 per cent from R646,526 per kilogram (US$1,521 per ounce) to R669,306 per kilogram (US$1,699 per ounce) mainly due to lower gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower sustaining capital expenditure. The total all-in cost increased by 8 per cent from R662,973 per kilogram (US$1,557 per ounce) to R715,373 per kilogram (US$1,816 per ounce) due to the same reasons as for all-in sustaining costs as well as higher non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs decreased by 7 per cent from US$995 per ounce for the six months ended 30 June 2017 to US$924 per ounce for the six months ended 30 June 2018 mainly due to lower cost of sales before amortisation and depreciation and lower sustaining capital expenditure, partially offset by decreased gold sold. Total all-in cost decreased by 2 per cent from US$1,142 per ounce for the six months ended 30 June 2017 to US$1,114 per ounce for the six months ended 30 June 2018 mainly due to the same reasons as for all-in sustaining costs, partially offset by non-sustaining capital expenditure of US$66 million as a result of expenditure on the Damang reinvestment project in the six months to 30 June 2018, compared with US$53 million in the six months to 30 June 2017.

At the South America region, all-in sustaining costs and total all-in cost decreased by 22 per cent from US$253 per ounce to US$197 per ounce mainly due to higher copper by-product credits and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation and lower gold sold. All-in sustaining costs and total all-in cost per equivalent ounce increased by 9 per cent from US$677 per equivalent ounce to US$737 per equivalent ounce due to higher cost of sales before amortisation and depreciation and lower equivalent ounces sold, partially offset by lower capital expenditure.

At the Australia region excluding the discontinued operation Darlot and the Gruyere project, all-in sustaining costs decreased by 2 per cent from A$1,184 per ounce (US$891 per ounce) for the six months ended 30 June 2017 to A$1,166 per ounce (US$900 per ounce) for the six months ended 30 June 2018 mainly due to lower cost of sales before amortisation and depreciation and lower sustaining capital expenditure, partially offset by lower gold sold.

Statement of financial position
Net debt (borrowings plus the current portion of borrowings less cash and deposits) increased from US$1,365 million for the six months ended 30 June 2017 to US$1,393 million for the six months ended 30 June 2018. For the year ended December 2017 net debt amounted to US$1,303 million.

Net debt/EBITDA
The net debt/EBITDA ratio of 1.07 at 30 June 2018 compared with 1.12 at 30 June 2017.

EBITDA
Adjusted EBITDA for calculating net debt/EBITDA is based on the previous 12 months profit, which is determined as follows in US$ million:

Reconciliation between operating profit and adjusted EBITDA for the 6 months ended:

	June 2018	June 2017
Revenue	**1,351**	1,305
Cost of sales before amortisation and depreciation	**(688)**	(678)
Environmental rehabilitation interest	**6**	6
Exploration and project costs	**(56)**	(48)
Other	**(7)**	(22)
	606	563

Reconciliation between operating profit and adjusted EBITDA for the 12 months ended:

	June 2018	June 2017
Adjusted EBITDA for 6 months January to June	**606**	563
Adjusted EBITDA for 6 months July to December	**701**	654
Adjusted EBITDA for 12 months July to June	**1,307**	1,217

Free cash flow margin
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the six months ended 30 June 2018 is calculated as follows:

	US$'m	US$/oz
Revenue*	**1,264.0**	1,318
Less: Cash outflow	**(1,046.1)**	(1,091)
AIC	**(1,121.4)**	(1,169)
Adjusted for:		
Share-based payments (non-cash)	**20.3**	21
Long-term incentive plan (non-cash)	**1.3**	1
Revenue hedge	**4.3**	5
Exploration, feasibility and evaluation costs outside of existing operations	**37.6**	39
Non-sustaining capital expenditure (Damang reinvestment and Gruyere)	**144.9**	151
Tax paid (excluding royalties which is included in AIC above)	**(133.2)**	(139)
Free cash flow**	**217.9**	227
FCF margin	**17%**	
Gold sold only – 000'ounces	**958.9**	

* Revenue from income statement at US$1,350.7 million less revenue from by-products in AIC at US$86.7 million equals US$1,264.0 million.

** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 23 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.

The FCF margin of 17 per cent for the six months ended 30 June 2018 at a gold price of US$1,306 per ounce compared with of 8 per cent for the six months ended 30 June 2017 at a gold price of US$1,232 per ounce.

The higher FCF margin for the six months ended 30 June 2018 was mainly due to lower cost of sales before amortisation and depreciation, lower tax paid and the higher gold price received.

Continuing operations

South Africa region
South Deep Project

		Six months ended	
		June 2018	June 2017
Gold produced	000'oz	**96.5**	119.3
	kg	**3,003**	3,710
Gold sold	000'oz	**104.2**	120.2
	kg	**3,240**	3,740
Yield – underground reef	g/t	**5.24**	5.50
AISC	R/kg	**669,306**	646,526
	US$/oz	**1,699**	1,521
AIC	R/kg	**715,373**	662,973
	US$/oz	**1,816**	1,557

Gold production decreased by 19 per cent from 3,710 kilograms (119,300 ounces) for the six months ended 30 June 2017 to 3,003 kilograms (96,500 ounces) for the six months ended 30 June 2018 mainly due to the impact of labour restructuring and new shift system implementation on 1 March 2018. In addition, continued low mobile equipment reliability, the intersection of active geological features (faults and dykes) in the high-grade corridor 3 and poor ground conditions in the composites (far western part of the orebody) slowed production rates. Production for the month of April 2018 was further impacted by a 22-day DMR safety related stoppage to re-support back areas in two of the critical new mine access ramps, which account for half of total production for the mine. The mine is tracking the revised guidance given for the year on 25 April 2018.

Total underground tonnes mined decreased by 18 per cent from 780,000 tonnes for the six months ended 30 June 2017 to 639,000 tonnes for the six months ended 30 June 2018. The average reef grade mined increased by 11 per cent from 5.59 grams per tonne to 6.18 grams per tonne.

Total tonnes milled decreased by 18 per cent from 0.97 million tonnes to 0.80 million tonnes, mainly due to less tonnes mined as a result of the reasons above. Underground reef tonnes milled decreased by 15 per cent from 0.67 million tonnes for the six months ended 30 June 2017 to 0.57 million tonnes for the six months ended 30 June 2018. Total tonnes milled for the six months ended 30 June 2018 included 92,000 tonnes of underground waste mined and 139,000 tonnes of surface tailings material compared with 81,000 tonnes of underground waste mined and 217,000 tonnes of surface tailings material for the six months ended 30 June 2017. Underground reef yield decreased by 2 per cent from 5.50 grams per tonne for the six months ended 30 June 2017 to 5.24 grams per tonne for the six months ended 30 June 2018. The 5.50 grams per tonne for the six months ended 30 June 2017 was as a result of high grade ore mined in 2016, but only processed in the six months ended 30 June 2017. In addition, the decrease in grade for the six months ended June 2018 was exacerbated by backfill re-mining which was included in the ore stream.

Development increased by 19 per cent from 2,853 metres for the six months ended 30 June 2017 to 3,406 metres for the six months ended 30 June 2018. New mine capital development (phase one, sub 95 level) increased by 103 per cent from 406 metres to 828 metres. Development in the current mine areas in 95 level and above increased by 4 per cent from 1,604 metres to 1,670 metres, while reef horizon development north of wrench increased by 8 per cent from 843 metres to 908 metres. Longhole stoping volume mined decreased by 39 per cent from 387,000 tonnes for the six months ended 30 June 2017 to 236,000 tonnes for the six months ended 30 June 2018.

Destress mining decreased by 19 per cent from 16,134 square metres for the six months ended 30 June 2017 to 13,114 square metres for the six months ended 30 June 2018 mainly due to geological feature intersections.

The current mine contributed 4 per cent more ore tonnes at 58 per cent of total tonnes for the six months ended 30 June 2018, while North of Wrench decreased by 4 per cent and contributed 42 per cent of total ore tonnes mined for the six months ended June 2018. This compared with the current mine contributing 54 per cent and the North of Wrench 46 per cent, respectively, for the six months ended 30 June 2017.

The mine has identified six key focus areas to drive improved performance and a number of initiatives and projects are being initiated. The six focus areas are:

- Enabling Visible Felt Leadership (PVFL);
- Reinvigorating our leadership system;
- Improving face time;
- Effective face time
- Enabling logistics; and
- Implementing of innovation and technology.

These initiatives have started to yield positive results, notably, a 45 per cent improvement in total recordable injury rates as well as a reduction on the lost time injuries. The marginal and steady improvement in the reliability of equipment (high profile rigs in particular), improvement in the shaft schedule arrangements and improvements in total meters developed.

Cost of sales before amortisation and depreciation, decreased by 6 per cent from R1,997 million (US$151 million) for the six months ended 30 June 2017 to R1,882 million (US$154 million) for the six months ended 30 June 2018. The decrease was mainly due to lower production, lower expenditure on consumable costs, contractor costs, consulting costs, partially offset by a gold inventory charge of R36 million (US$3 million) for the six months ended 30 June 2018 compared with a gold inventory credit to cost of R63 million (US$5 million) for the six months ended 30 June 2017.

Capital expenditure decreased by 11 per cent from R427 million (US$32 million) for the six months ended 30 June 2017 to R379 million (US$31 million) for the six months ended 30 June 2018, as explained below.

Sustaining capital expenditure decreased by 37 per cent from R365 million (US$28 million) for the six months ended 30 June 2017 to R230 million (US$19 million) for the six months ended 30 June 2018 due to lower expenditure on fleet and major components. Non-sustaining capital expenditure increased by 140 per cent from R62 million (US$4 million) to R149 million (US$12 million). This increase is mainly due to acceleration of new mine development, the progress on the 100 and 110 level conveyor belts and expenditure on the 80 level fridge plant. These three projects accounted for R83 million (US$7 million) of the variance.

All-in sustaining costs increased by 4 per cent from R646,526 per kilogram (US$1,521 per ounce) for the six months ended 30 June 2017 to R669,306 per kilogram (US$1,699 per ounce) for the six months ended 30 June 2018 mainly due to lower gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower sustaining capital expenditure.

Total all-in cost increased by 8 per cent from R662,973 per kilogram (US$1,557 per ounce) for the six months ended 30 June 2017 to R715,373 per kilogram (US$1,816 per ounce) for the six months ended 30 June 2018 due to the same reasons as for all-in-sustaining costs as well as higher non-sustaining capital expenditure.

The steady but marginal improvement in performance remains below requirements and expectations. Management have initiated an organisational restructuring process, with specific focus on aligning organisational structures and costs to the current level of output. This intervention is planned to reposition the business to succeed, reinforce and embed accountability and delivery and build a high performance culture. This process is expected to impact on the remainder of the year's output and costs, the effect of which cannot be quantified at this time.

West Africa region
Ghana
Tarkwa

		Six months ended	
		June 2018	June 2017
Gold produced	000'oz	**264.4**	281.5
Gold sold	000'oz	**264.4**	281.5
Yield	g/t	**1.19**	1.28
AISC and AIC	US$/oz	**954**	989

Gold production decreased by 6 per cent from 281,500 ounces for the six months ended 30 June 2017 to 264,400 ounces for the six months ended 30 June 2018 mainly due to lower yield as a result of lower grade ore mined and feed of low grade ore from stockpiles in accordance with the schedule.

Total tonnes mined, including capital stripping, decreased by 15 per cent from 53.3 million tonnes for the six months ended 30 June 2017 to 45.2 million tonnes for the six months ended 30 June 2018 due to lower planned tonnes in accordance with a re-optimised life of mine plan that will see the mine maintain an average of at least 500,000 ounces per annum at all in costs of between US$900 per ounce and US$950 per ounce. Ore tonnes mined decreased by 16 per cent from 8.0 million tonnes to 6.7 million tonnes. Operational waste tonnes mined decreased by 45 per cent from 19.6 million tonnes to 10.8 million tonnes due to the decision to reduce annual mining volumes from 100 million tonnes to 87 million tonnes as well as focusing on capital waste stripping in line with the plan. Capital waste tonnes mined increased by 8 per cent from 25.7 million tonnes to 27.7 million tonnes. Head grade mined decreased by 4 per cent from 1.34 grams per tonne to 1.29 grams per tonne due to suspension of mining at the relatively high grade zone of the Underlap pit. Mining operations at the Underlap pit has resumed. The strip ratio was similar at 5.7.

The CIL plant throughput increased marginally from 6.85 million tonnes for the six months ended 30 June 2017 to 6.88 million tonnes for the six months ended 30 June 2018. Realised yield from the CIL plant decreased by 7 per cent from 1.28 grams per tonne to 1.19 grams per tonne due to lower ore mined and feed to the plant.

Cost of sales before amortisation and depreciation, decreased by 5 per cent from US$158 million for the six months ended 30 June 2017 to US$150 million for the six months ended 30 June 2018 as a result of lower tonnes mined, partially offset by a higher gold-in-process charge. The US$11 million drawdown of stockpiles for the six months ended 30 June 2018 compared with a build-up of US$15 million for the six months ended 30 June 2017. In 2017, higher volumes were mined and stockpiled. These stockpiles were drawn down during the six months to 30 June 2018 and further drawdowns are planned for the remainder of 2018 with focus on capital waste stripping and lower ore tonnes mined. At the end of June 2018, 4.8 million tonnes at 0.86 grams per tonne remained

on the ROM stockpile and 4.3 million tonnes at 0.64 grams per tonne on the low grade stockpile.

Capital expenditure decreased by 13 per cent from US$97 million to US$84 million mainly due to lower capital expenditure on mining equipment and components as a result of the transition to contract mining. Capital expenditure on mining equipment and components of US$22 million for the six months ended 30 June 2017 compared with US$5 million for the six months ended 30 June 2018.

All-in sustaining costs and total all-in cost decreased by 4 per cent from US$989 per ounce for the six months ended 30 June 2017 to US$954 per ounce for the six months ended 30 June 2018 due to lower cost of sales before amortisation and depreciation and lower capital expenditure, partially offset by lower gold sold.

Damang

		Six months ended	
		June 2018	June 2017
Gold produced	000'oz	**89.5**	76.9
Gold sold	000'oz	**89.5**	76.9
Yield	g/t	**1.29**	1.04
AISC	US$/oz	**829**	1,017
AIC	US$/oz	**1,585**	1,702

Gold production increased by 16 per cent from 76,900 ounces for the six months ended 30 June 2017 to 89,500 ounces for the six months ended 30 June 2018 mainly due to higher grade material mined and processed.

Total tonnes mined, including capital stripping, increased by 26 per cent from 19.0 million tonnes for the six months ended 30 June 2017 to 23.9 million tonnes for the six months ended 30 June 2018 due to the acceleration of the Damang reinvestment project in line with the 2018 operational plan.

Ore tonnes mined increased by 6 per cent from 1.7 million tonnes to 1.8 million tonnes. Operational waste tonnes mined increased by 26 per cent from 2.7 million tonnes to 3.4 million tonnes due to the acceleration of the Damang reinvestment project. Total capital waste tonnes increased by 28 per cent from 14.6 million tonnes to 18.7 million tonnes. Capital waste of 4.4 million tonnes was mined at Amoanda pit and 14.3 million tonnes at the Damang complex for the six months ended 30 June 2018. This compared with 8.3 million tonnes mined at Amoanda pit, 5.6 million tonnes at the Damang complex and 0.6 million tonnes at Lima South pit for the six months ended 30 June 2017. Head grade mined increased by 44 per cent from 1.24 grams per tonne to 1.79 grams per tonne in line with the 2018 operational plan with higher grade ore from the Amoanda pits. The strip ratio increased from 10.4 to 12.7 due to the accelerated mining of the Damang reinvestment project resulting in higher capital waste stripped.

Tonnes processed decreased by 6 per cent from 2.29 million tonnes for the six months ended 30 June 2017 to 2.16 million tonnes for the six months ended 30 June 2018 as a result of higher percentage oxide material fed in the six months ended 30 June 2017 compared with the six months ended 30 June 2018. Yield increased by 24 per cent from 1.04 grams per tonne to 1.29 grams per tonne due to higher mined grade material treated from Amoanda pit. For the six months ended 30 June 2018, tonnes milled were sourced as follow: 1.52 million tonnes at 1.75 grams per tonne from the pits, 0.64 million tonnes at 0.63 grams per tonne from stockpiles. This compared with 0.98 million tonnes at 1.40 grams per tonne from the pits, 0.37 million tonnes at 0.97 grams per tonne from Abosso tailings and 0.95 million tonnes at 0.66

grams per tonne from stockpiles for the six months ended 30 June 2017.

Cost of sales before amortisation and depreciation, increased by 5 per cent from US$60 million to US$63 million mainly due to US$7 million increase in cost of sales before gold inventory change and amortisation and depreciation as a result of higher operating tonnes mined, partially offset by gold-in-process credit to cost of US$5 million for the six months ended 30 June 2018 compared with US$1 million for the six months ended 30 June 2017.

Capital expenditure increased by 9 per cent from US$67 million to US$73 million, with US$61 million spent on capital waste stripping and the balance of US$12 million spent on engineering projects, Amoanda Phase 2 infill drilling and construction of the Far East Tailings Storage Facility (FETSF).

Sustaining capital expenditure decreased by 50 per cent from US$14 million to US$7 million mainly due to timing of expenditure.

Non-sustaining capital expenditure increased by 25 per cent from US$53 million to US$66 million mainly due to acceleration of Damang investment project.

All-in sustaining costs decreased by 18 per cent from US$1,017 per ounce for the six months ended 30 June 2017 to US$829 per ounce for the six months ended 30 June 2018 due to higher gold sold and lower sustaining capital, partially offset by higher cost of sales before amortisation and depreciation.

All-in costs decreased by 7 per cent from US$1,702 per ounce for the six months ended 30 June 2017 to US$1,585 per ounce for the six months ended 30 June 2018 due to the same reasons above, as well as higher non-sustaining capital expenditure.

South America region
Peru
Cerro Corona

| | | Six months ended | |
		June 2018	June 2017
Gold produced	000'oz	**60.8**	69.9
Copper produced	tonnes	**14,678**	14,431
Total equivalent gold produced	000'eq oz	**137.6**	137.0
Total equivalent gold sold	000'eq oz	**131.7**	135.7
Yield – gold	g/t	**0.59**	0.66
– copper	per cent	**0.46**	0.44
– combined	eq g/t	**1.29**	1.24
AISC and AIC	US$/oz	**197**	253
AISC and AIC	US$/eq oz	**737**	677
Gold price*	US$/oz	**1,321**	1,234
Copper price*	US$/t	**6,929**	5,731

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 13 per cent from 69,900 ounces for the six months ended 30 June 2017 to 60,800 ounces for the six months ended 30 June 2018 due to mining of lower grade zones in line with the mining sequence. Copper production increased by 2 per cent from 14,431 tonnes to 14,678 tonnes. Equivalent gold production increased marginally from 137,000 ounces to 137,600 ounces. Gold head grade decreased from 0.95 grams per tonne to 0.85 grams per tonne due to mining of lower grade zones in line with the mining sequence and copper head grade increased from 0.50 per cent to 0.52 per cent. Gold recoveries decreased slightly from 69.7 per cent to 69.5 per cent mainly due to the reduction of the Au head grade during the six months ended 30 June 2018. Copper recoveries decreased from 88.4 per cent to 87.6 per cent. Gold yield decreased from 0.66 grams per tonne to 0.59 grams per

tonne due to lower grades mined and copper yield increased from 0.44 per cent to 0.46 per cent.

For the six months ended 30 June 2018, concentrate with a payable content of 56,567 ounces of gold was sold at an average price of US$1,310 per ounce and 14,181 tonnes of copper was sold at an average price of US$6,217 per tonne, net of treatment and refining charges. This compared with 70,156 ounces of gold that was sold at an average price of US$1,239 per ounce and 14,138 tonnes of copper that was sold at an average price of US$5,119 per tonne, net of treatment and refining charges, for the six months ended 30 June 2017. Total equivalent gold sales decreased by 3 per cent from 135,700 ounces for the six months ended 30 June 2017 to 131,700 ounces for the six months ended 30 June 2018 mainly due to lower gold sold resulting from lower gold production as explained above.

Total tonnes mined increased by 52 per cent from 7.31 million tonnes for the six months ended 30 June 2017 to 11.09 million tonnes for the six months ended 30 June 2018 in line with the mine sequencing. Ore mined decreased by 7 per cent from 3.53 million tonnes to 3.29 million tonnes. Waste tonnes mined increased by 106 per cent from 3.78 million tonnes to 7.79 million tonnes mainly due to the new mine sequence resulting from the expansion of the life of mine to 2030. The strip ratio increased from 1.07 to 2.37.

Ore processed decreased by 3 per cent from 3.44 million tonnes for the six months ended 30 June 2017 to 3.33 million tonnes for the six months ended 30 June 2018 mainly due to lower plant throughput (799 tonnes per hour for the six months ended 30 June 2018 versus 810 tonnes per hour for the six months ended 30 June 2017) resulting from higher ore hardness.

Cost of sales before amortisation and depreciation, increased by 11 per cent from US$70 million for the six months ended 30 June 2017 to US$78 million for the six months ended 30 June 2018. The higher cost was mainly due higher waste tonnes mined in line with the 2018 plan.

Capital expenditure decreased by 17 per cent from US$12 million to US$10 million mainly due to delayed construction activities at the tailings dam as a result of more severe rainy season during the six months ended 30 June 2018.

All-in sustaining costs and total all-in cost decreased by 22 per cent from US$253 per ounce for the six months ended 30 June 2017 to US$197 per ounce for the six months ended 30 June 2018. This was mainly due to higher copper by-product credits and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation and lower gold sold. All-in sustaining costs and total all-in costs per equivalent ounce increased by 9 per cent from US$677 per equivalent ounce to US$737 per equivalent ounce due to higher cost of sales before amortisation and depreciation and lower equivalent ounces sold, partially offset by lower capital expenditure.

Australia region
St Ives

		Six months ended	
		June 2018	June 2017
Gold produced	000'oz	**189.8**	184.1
Gold sold	000'oz	**190.2**	184.1
Yield – underground	g/t	**4.16**	4.21
– surface	g/t	**2.61**	2.60
– combined	g/t	**2.82**	2.81
AISC and AIC	A$/oz	**988**	1,184
	US$/oz	**763**	891

Gold production increased by 3 per cent from 184,100 ounces for the six months ended 30 June 2017 to 189,800 ounces for the six months ended 30 June 2018 due to higher volumes processed.

Total tonnes mined decreased by 39 per cent from 21.4 million tonnes for the six months ended 30 June 2017 to 13.1 million tonnes for the six months ended 30 June 2018 with tonnes mined at Invincible open pit decreasing by 5.2 million tonnes and Neptune open pit decreasing by 3.1 million tonnes in line with the operational plan.

At the underground operations, ore mined increased by 11 per cent from 0.28 million tonnes for the six months ended 30 June 2017 to 0.31 million tonnes for the six months ended 30 June 2018. This was due to the commencement of stope ore mining at the Invincible underground mine. Total underground grade mined increased by 1 per cent from 4.47 grams per tonne to 4.53 grams per tonne.

At the open pit operations, total ore tonnes mined increased by 53 per cent from 1.67 million tonnes for the six months ended 30 June 2017 to 2.56 million tonnes for the six months ended 30 June 2018. Grade mined decreased by 3 per cent from 2.98 grams per tonne to 2.90 grams per tonne. The increased ore mined was due to Neptune open pit operating at full production capacity during the six months ended 30 June 2018 compared with mainly pre-strip activities being performed during the six months ended 30 June 2017.

Operational waste tonnes mined increased by 30 per cent from 3.26 million tonnes for the six months ended 30 June 2017 to 4.25 million tonnes for the six months ended 30 June 2018. Capital waste tonnes mined decreased by 63 per cent from 16.2 million tonnes to 6.0 million tonnes due to Neptune moving into a primary production phase compared with primarily pre-stripping in the six months ended 30 June 2017. The strip ratio decreased from 11.7 to 4.0. Total material movement was 39 per cent lower in line with the mine plan with the mining contractor at Neptune demobilising to reflect the lower levels of open pit mining activity as the Invincible open pit comes to an end. The Neptune and Invincible pits are planned to be mined using the existing owner mining fleet.

At the consolidated St Ives mine, ounces mined increased by 41 per cent from 200,600 ounces for the six months ended 30 June 2017 to 283,500 ounces for the six months ended 30 June 2018. By 30 June 2018, Neptune high-grade oxide material stockpiled amounted to 77,600 ounces (1,142,000 tonnes at 2.34 grams per tonne), Invincible amounted to 44,500 ounces (375,000 tonnes at 2.81 grams per tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at 1.46 grams per tonne). This compared with the 30 June 2017 stockpiles at Neptune of 21,400 ounces (523,000 tonnes at 0.71 grams per tonne), Invincible of 3,700 ounces (39,000 tonnes at 4.78 grams per tonne) and A5 of 7,900 ounces (174,000 tonnes at 1.46 grams per tonne. Currently, Lefroy mill can only sustain a 25 per cent oxide material blend, thus constraining the processing of Neptune ore.

Throughput at the Lefroy mill increased by 2 per cent from 2.04 million tonnes for the six months ended 30 June 2017 to 2.09 million tonnes for the six months ended 30 June 2018. Yield increased marginally from 2.81 grams per tonne to 2.82 grams per tonne.

Cost of sales before amortisation and depreciation, decreased by 8 per cent from A$111 million (US$83 million) for the six months ended 30 June 2017 to A$102 million (US$78 million) for the six months ended 30 June 2018. The lower cost of sales before amortisation and depreciation were mainly due to a higher gold inventory credit of A$36 million (US$28 million) for the six months ended 30 June 2018 compared with A$2 million (US$2 million) for the six months ended 30 June 2017. The higher gold inventory credit was due to the increased value of stockpiled material. The impact of the higher gold inventory credit on cost of sales before amortisation and depreciation was partially offset by a A$18 million (US$14 million) increase in mining costs, due to higher volumes of ore and operating waste mined, a A$2 million (US$1 million) increase in surface cartage costs and a A$3 million (US$2 million) increase in processing costs.

Capital expenditure decreased by 22 per cent from A$95 million (US$72 million) for the six months ended 30 June 2017 to A$74 million (US$57 million) for the six months ended 30 June 2018 due to lower capital waste tonnes mined in the open pits.

All-in sustaining costs and total all-in cost decreased by 17 per cent from A$1,184 per ounce (US$891 per ounce) for the six months ended 30 June 2017 to A$988 per ounce (US$763 per ounce) for the six months ended 30 June 2018 mainly due to higher gold sold, lower cost of sales before amortisation and depreciation and lower capital expenditure.

Agnew/Lawlers

		Six months ended	
		June 2018	June 2017
Gold produced	000'oz	**115.4**	115.5
Gold sold	000'oz	**116.9**	115.5
Yield	g/t	**6.11**	5.75
AISC and AIC	A$/oz	**1,393**	1,275
	US$/oz	**1,075**	960

Gold production decreased marginally from 115,500 ounces for the six months ended 30 June 2017 to 115,400 ounces for the six months ended 30 June 2018.

Ore mined from underground increased by 9 per cent from 568,000 tonnes for the six months ended 30 June 2017 to 616,600 tonnes for the six months ended 30 June 2018 with increased production from the New Holland mine. Ore mined from Waroonga decreased by 1 per cent from 320,000 tonnes at 7.58 grams per tonne to 315,400 tonnes at 8.62 grams per tonne. At New Holland, ore mined increased by 21 per cent from 248,000 tonnes at 5.56 grams per tonne to 301,200 tonnes at 3.78 grams per tonne with lower grade bulk stopes at Sheba replacing higher grade areas in Cinderella. Head grade mined decreased by 7 per cent from 6.70 grams per tonne to 6.26 grams per tonne mainly due to lower grades mined at New Holland. In the six months ended 30 June 2018 tonnes ounces mined were sourced as follows: 87,400 ounces from Waroonga (315,000 tonnes at 8.6 grams per tonne) and 36,600 ounces from New Holland (301,000 tonnes at 3.8 grams per tonne). This compared with 78,000 ounces from Waroonga (320,000 tonnes at 7.6 grams per tonne) and 44,4000 ounces from New Holland (248,000 tonnes at 5.6 grams per tonne) in the six months ended 30 June 2017.

Tonnes processed decreased by 6 per cent from 624,300 tonnes for the six months ended 30 June 2017 to 587,800 tonnes for the six months ended 30 June 2018 due to an extended maintenance shutdown during the March quarter. The combined yield increased by 6 per cent from 5.75 grams per tonne to 6.11 grams per tonne mainly due to high grade ore mined late in June 2017 not being processed until July and the preferential treatment of high grade ore in the six months ended 30 June 2018 with more ore mined than processed.

Cost of sales before amortisation and depreciation, increased by 8 per cent from A$102 million (US$76 million) for the six months ended 30 June 2017 to A$110 million (US$85 million) for the six months ended 30 June 2018 mainly due higher processing costs associated with the extended shutdown in the March quarter and a gold-in-process charge to cost of A$5 million (US$4 million) for the six months ended 30 June 2018 compared with a credit of A$nil million (US$nil million) for the six months ended 30 June 2017. The charge to cost in the six months to 30 June 2018 was primarily due to a decrease in the average cost of stockpiled ore and gold-in-circuit.

Capital expenditure increased by 21 per cent from A$38 million (US$29 million) for the six months ended 30 June 2017 to A$46 million (US$35 million) for the six months ended 30 June 2018. Capital expenditure was higher than the previous year due to an increase in decline development at Waroonga including development to the Waroonga North ore body.

All-in sustaining costs and total all-in cost increased by 9 per cent from A$1,275 per ounce (US$960 per ounce) for the six months ended 30 June 2017 to A$1,393 per ounce (US$1,075 per ounce) for the six months ended 30 June 2018 due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by increased gold sold.

Granny Smith

		Six months ended	
		June 2018	June 2017
Gold produced	000'oz	**137.2**	144.7
Gold sold	000'oz	**137.3**	144.7
Yield	g/t	**5.11**	5.12
AISC and AIC	A$/oz	**1,219**	1,110
	US$/oz	**942**	835

Gold production decreased by 5 per cent from 144,700 ounces for the six months ended 30 June 2017 to 137,200 ounces for the six months ended 30 June 2018 due to decreased tonnes mined and processed, in line with the plan.

Ore mined from underground decreased by 4 per cent from 867,000 tonnes to 832,300 tonnes due to additional waste movement and increased depth of mining. Head grade mined increased by 1 per cent from 5.41 grams per tonne for the six months ended 30 June 2017 to 5.47 grams per tonne for the six months ended 30 June 2018.

Tonnes processed decreased by 5 per cent from 879,200 tonnes for the six months ended 30 June 2017 to 835,700 tonnes for the six months ended 30 June 2018 due to the reduction in ore mined and the timing of the campaign milling in the respective periods. Yield decreased marginally from 5.12 grams per tonne to 5.11 grams per tonne.

Cost of sales before amortisation and depreciation, decreased by 1 per cent from A$106 million (US$80 million) to A$105 million (US$81 million) mainly due to a gold inventory charge of A$nil million (US$nil million) for the six months ended 30 June 2018

compared with A$3 million (US$2 million) for the six months ended 30 June 2017.

Capital expenditure increased by 15 per cent from A$47 million (US$35 million) for the six months ended 30 June 2017 to A$54 million (US$42 million) for the six months ended 30 June 2018 due to more capital development being incurred to open up the lower levels at the Wallaby mine.

All-in sustaining costs and total all-in cost increased by 10 per cent from A$1,110 per ounce (US$835 per ounce) for the six months ended 30 June 2017 to A$1,219 per ounce (US$942 per ounce) for the six months ended 30 June 2018 mainly due to higher capital expenditure and lower gold sold, partially offset by lower cost of sales before amortisation and depreciation.

Corporate

Cash dividend

In line with the Company's dividend policy to pay out a dividend of between 25 and 35 per cent of its profit, the Board has approved and declared an interim dividend number 87 of 20 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2018. This translates to 31 per cent of normalised profit. The interim dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraphs 11.17(a) (i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The gross local dividend amount is 20 SA cents per ordinary share for shareholders exempt from dividends tax;
- The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;
- The net local dividend amount is 16,000 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 821,532,707 ordinary shares in issue; and
- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

- Interim dividend number 87: 20 SA cents per share
- Last date to trade cum-dividend: Tuesday, 4 September 2018
- Sterling and US dollar conversion date: Wednesday, 5 September 2018
- Shares commence trading ex-dividend: Wednesday, 5 September 2018
- Record date: Friday, 7 September 2018
- Payment of dividend: Monday, 10 September 2018

Share certificates may not be dematerialised or rematerialised between: Wednesday, 5 September 2018 and: Friday, 7 September 2018, both dates inclusive.

Ghana

The Ghana Chamber of Mines received a letter from the Government of Ghana dated 31 July 2018 indicating that the Government intended to exercise its right of pre-emption regarding minerals "raised, won and obtained in Ghana and from any area covered by territorial waters, the exclusive economic zone or the continental shelf and products derived from the refining or treatment of these minerals" in accordance with section 7 of the Minerals and Mining Act, 2006 (Act 703). In this regard, the Letter stated that the Government intended to purchase up to 30 per cent of gold mined in Ghana from all mining companies and requested the Chamber to inform its members, including Gold Fields, of the Government's decision and be prepared to engage with the

Ministry to finalise measures to ensure implementation by 1 November 2018.

The Chamber on behalf of its Members has engaged and will continue to do so to obtain further information on this decision. Discussions are ongoing.

Mining charter

On 17 June 2018, the Department of Mineral Resources (DMR) published the draft Mining Charter 2018. Parties were given 30 days to respond to the draft at the time. The South African Minerals Council (formerly the Chamber of Mines), of which Gold Fields is a member, is representing the mining industry in the negotiations with the DMR and stakeholders on the draft Mining Charter 2018. The Minerals Council recognises that the draft Mining Charter 2018 is an improvement of the 2017 Mining Charter however believes that much more work is required to create a Mining Charter that promotes competitiveness, investment, growth and transformation for the growth and prosperity of South Africa.

At a Mining Charter Summit organised by the DMR and held on 7 and 8 July 2018, the Mineral Resources Minister, Gwede Mantashe, noted that ongoing engagement between stakeholders was essential especially with the Minerals Council and mining-affected communities. The Minister announced an extended comment and consultation process until the end of August 2018 and noted the draft Mining Charter 2018 was only likely to come into effect in November 2018.

Gold Fields supports the approach by the Minerals Council to continue to engage the DMR and other stakeholders and the need by all parties to improve the competitiveness of the industry to ensure investment, growth and the transformation of the mining sector.

Outlook for 2018

Attributable equivalent gold production for the Group for 2018 is expected to be on track with original guidance given in February, with the inclusion of Asanko. AISC is expected to be between US$990 per ounce and US$1,010 per ounce and AIC is planned to be between US$1,190 per ounce and US$1,210 per ounce, both as previously guided.

The South Deep production guidance factored into the Group production guidance is unchanged from the 7,600kg provided in April 2018 (with Q1 2018 results). However, given the potential volatility related to the proposed restructuring, there is an increased level of uncertainty with this forecast.

Capital expenditure for the Group for 2018 is forecast at US$854 million, which is higher than the guidance of US$835 million, mainly due to increased expenditure at the Damang reinvestment project and the Gruyere project.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 5.

Reviewed condensed consolidated interim financial statements

Notes to the condensed consolidated financial statements

Basis of preparation

The reviewed condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements except for the adoption of IFRS 9 *Financial Instruments* (IFRS 9) and IFRS 15 *Revenue from Contracts with Customers* (IFRS 15).

Auditor's review

The condensed consolidated interim financial statements of Gold Fields Limited for the period ended 30 June 2018 have been reviewed by the company's auditor, KPMG Inc.

The auditor's report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should refer to page 39 of the media release for a copy of the auditor's report.

Changes in significant accounting policies

The group adopted IFRS 15 and IFRS 9 with effect from 1 January 2018.

IFRS 15

This IFRS introduces a new revenue recognition model for contracts with customers and establishes a comprehensive framework for determining whether, how much and when revenue is recognised.

The Group assessed the impact of adopting IFRS 15 and determined the impact as follows:

- Revenue will be recognised when the customer takes control of the gold, copper and silver. The timing of recognition of revenue will no longer be when risks and rewards of ownership pass to the customer; and
- The change in timing of revenue recognition will result in revenue at the South African and Australian operations being recognised on settlement date (date when control passes) and not contract date (previous date when risks and rewards of ownership passed). There is no change to the revenue recognition at any of the other operations given that the date of control is the same date as when risks and rewards of ownership pass. The change in timing of revenue recognition for the South African and Australian operations is that revenue will be recognised approximately two days later than it was previously recognised.

The Group has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard at the date of initial application (i.e. 1 January 2018). Accordingly, the information presented for prior periods has not been restated. The impact on opening retained earnings has been disclosed in the statement of changes in equity (this had no impact on the non-controlling interest).

There was no material impact on the Group interim income statement and statements of financial position and cash flows for the six month period ended 30 June 2018.

IFRS 9

This IFRS sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 *Financial Instruments: Recognition and Measurement*.

This IFRS contains a new classification and measurement approach for financial assets that reflects the business model in which the assets are managed and their cash flow characteristics. The three principal classification categories for financial assets are: amortised cost, fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI).

The new classification does not have a significant impact on the Group accounting for financial assets. The Group's available-for-sale financial assets will be designated as FVOCI.

Given the historically low risk of impairment in respect of receivables and the nature of receivables, the change from the "incurred loss" model to the "expected credit loss" model did not have an impact on the measurement of financial assets.

There was no material impact on the Group interim income statement and statements of financial position and cash flows for the six month period ended 30 June 2018.

Correction of methodology

During the year ended 31 December 2017, the Group corrected the amortisation methodology for the mineral rights asset at the Australian operations to reduce the level of estimation required in calculating amortisation. Prior to the correction of the methodology, the total mineral rights asset capitalised at the Australian operation was depreciated on a units-of-production basis over a useful life that exceeded proved and probable reserves. The amortisation estimation methodology was corrected in order to divide the total mineral rights asset capitalised at the respective operations into a depreciable and a non-depreciable component. The mineral rights are initially capitalised to the mineral rights asset as a non-depreciable component. The depreciable component is amortised over the estimated proved and probable ore reserves on a units-of-production method.

As a result of this correction of the methodology, management identified an understatement of the amortisation and depreciation charge relating to prior periods as set out in note 40 to the 31 December 2017 financial statements.

The 30 June 2017 results as published, have been accordingly restated to reflect the impact of the correction of the amortisation methodology.

| | **United States Dollars** | | |
| | Six months ended | | |
	As previously reported	Adjustments	**As restated**
Amortisation and depreciation	321.9	2.9	**324.8**
Mining and income taxation	63.3	0.9	**62.4**

Credit facilities successfully refinanced

R1,500 million Nedbank revolving credit facility

On 13 April 2018, Gold Fields Operations Limited and GFI Joint Venture Holdings (Proprietary) Limited entered into a R1,500 million revolving credit facility with Nedbank Limited which became available on 8 May 2018. The purpose of this facility was to fund (i) capital expenditure of the Gold Fields group, and (ii) general corporate and working capital requirements of the Gold Fields group. The final maturity date of this facility is five years from the financial close date, namely 8 May 2023.

US$100 million Senior Secured revolving credit facility

On 12 June 2017, Gold Fields Ghana Limited and Abosso Goldfields Limited (as Borrowers) entered into a US$100 million senior secured revolving credit facility with the Standard Bank of South Africa Limited (acting through its Isle of Man branch) (as Original Lender and Agent) and Stanbic Ghana Limited (as Security Agent) which became available on 17 July 2017. The purpose of this facility was (i) to refinance the outstanding balance of US$45 million under the US$70 million senior secured revolving credit facility (which matured on 17 July 2017); (ii) to finance working capital requirements; (iii) for general corporate purposes; and (iv) for capital expenditure purposes of each borrower. The final maturity date of this facility is three years from the financial close date, namely 17 July 2020. On 22 March 2018, the Borrowers, the Original Lender and the Security Agent entered into an Amendment and Restatement Agreement to release any and all security interests created in favour of the Security Agent (the Security). The effective date of the release of the Security was 22 March 2018.

Non-recurring items

Asset impairments and write-offs

Asset impairments and write-offs recognised by the Group during 2018 include:

South Deep

* Impairment of R6.471 billion (US$482 million). The after tax impairment is R4.819 billion (US$359 million) in respect of the South Deep cash-generating unit. The impairment calculation is based on the 2018 life of mine plan using the following assumptions:
  o Gold price of R525,000 per kilogram;
  o Resource price of US$17 per ounce at a Rand/Dollar exchange rate of R13.44;
  o Resource ounces of 29.0 million ounces;
  o Life of mine: 77 years; and
  o Discount rate: 13.5 per cent nominal.

  The impairment is due to a deferral of production. The underperformance of the mine in 2018 and the resultant knock-on impact has necessitated a further impairment of South Deep. For the purpose of the impairment calculation, we have used a number equivalent to extrapolating the six months ended 30 June 2018 production for 2019 of 6,100kg (196koz). The carrying value after impairment is R20.7bn (US$1.5bn). The information underlying the impairment calculation may be subject to further adjustments in the future. These adjustments could be as a result of further information becoming available to management during Gold Fields' production planning processes.

Impairment of investments and assets

The impairment of US$20 million related to the impairment of FSE which was based on the fair value less cost of disposal of the investment which was directly derived from the market value of Lepanto Consolidated Mining Company.

Restructuring costs

The restructuring costs of US$100 million comprised restructuring costs at Tarkwa of US$81 million with the transition to contractor mining as well as restructuring costs at Damang and South Deep of US$15 million and US$4 million, respectively.

Subsequent events

On 29 March 2018, the Group entered into certain definitive agreements (the JV Transaction) with Asanko Gold Inc. (Asanko) pursuant to which, among other things:

* Gold Fields and Asanko will each own a 45 per cent interest in Asanko Gold Ghana Limited (AGGL), the Asanko subsidiary that currently owns the Asanko Gold Mine, with the Government of Ghana continuing to retain a 10 per cent free-carried interest in AGGL (the Joint Arrangement);
* Gold Fields and Asanko will each own a 50 per cent interest in Adansi Gold Company Ghana Limited (Adansi Ghana), the Asanko subsidiary that currently owns a number of the Company's exploration licenses; and
* Gold Fields and Asanko will each acquire a 50 per cent interest in a newly formed entity (JV Finco).

On 20 June 2018, Gold Fields and Asanko received approval of the JV Transaction from the Ghanaian Minister of Lands and Natural Resources and the JV Transaction closed on 31 July 2018 once all conditions precedent were met.

In consideration for its interests in the Joint Arrangement, Gold Fields:

* contributed US$165.0 million, representing its initial US$164.9 million redeemable share investment in JV Finco, as well as its initial US$0.1 million equity investments in AGGL, Adansi Ghana and JV Finco, respectively; and
* will contribute an additional US$20.0 million redeemable share investment to JV Finco based on an agreed Esaase development milestone, but in any event no later than 31 December 2019.

In addition to the US$185.0 million investment described above, Gold Fields purchased a 9.9 per cent interest in the common shares of Asanko via a private placement on 4 April 2018. Gold Fields purchased 22,354,657 common shares of the Company at US$0.79 per common share, equal to the 5-day volume-weighted average price as of market close on 27 March 2018, for US$17.6 million.

The above transactions will be accounted for as follows from 31 July 2018:

* Equity investments in AGGL, Adansi Ghana and JV Finco – these will be equity accounted in terms of the requirements of IAS 28 *Investments in Associates and Joint Ventures* given that these entities will be classified as joint ventures; and
* Redeemable share investment in JV Finco – these will be accounted for as a financial asset in terms of the requirements of IFRS 9.

The investment in Asanko common shares – have been accounted for as a financial asset in terms of the requirements of IFRS 9.

Silicosis and tuberculosis class and individual actions

As previously disclosed, a consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

On 3 May 2018, the Gold Working Group representing African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater entered into a settlement agreement with the claimants in the silicosis and tuberculosis class action litigation.

The Settlement Agreement provides meaningful compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in these companies' mines from 12 March 1965 to date. This is the very first class action settlement of its kind in South Africa.

The settlement is subject to certain suspensive conditions, including the Settlement Agreement being approved by the South Gauteng High Court. The parties' respective legal teams are working together to prepare the necessary paperwork in order that the Court may review the agreement and approve the process whereby all interested and affected parties will be given notice of the settlement and an opportunity to comment and make submissions before the Court considers issuing its final approval.

The parties believe the settlement represents a fair outcome for claimants and a sustainable outcome for the companies.

An effective date of the agreement will be set based on a date after court approval.

A new website – www.SilicosisSettlement.co.za and a Facebook page – www.facebook.com/silicosissettlement – have been launched to assist former mineworkers and their dependents who may be entitled to compensation if they worked at one of the six gold-mining companies that have made provisions for a trust to pay mineworkers who contracted silicosis and/or TB at work.

In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and another mining company. In February 2018, the defendants (including Gold Fields) and the plaintiff entered into a confidential settlement agreement in full and final settlement of this matter.

Provision raised

As at 30 June 2017, as a result of the ongoing work of the Working Group and engagements with affected stakeholders since 31 December 2016, Gold Fields provided an amount of US$30 million (R390 million) in the statement of financial position for its share of a possible settlement of the class action claims and related costs. The nominal value of this provision was US$40 million (R509 million).

Gold Fields believe that this remains a reasonable estimate of its share of the settlement of the class action claims and related costs. This provision, of US$28 million (R378 million) at 30 June 2018 compares to the amount raised in June 2017 of US$30 million (R390 million) in June 2017 and the decrease is due to a change in the timing of expected cash flows and the effect of translation offset by the effect of unwinding. The nominal value of this provision is US$38 million (R511 million).

The ultimate outcome of this matter remains uncertain, with a possible failure to fulfil all the suspensive conditions, including the Settlement Agreement being approved by the South Gauteng High Court. The provision is consequently subject to adjustment in the future.

South Deep tax dispute

During the September 2014 quarter, the South African Revenue Service ("SARS") issued a Finalisation of Audit Letter stating that SARS has disallowed GFI Joint Venture Holdings (Pty) Ltd's (GFIJVH") additional capital allowance claim.

The Group objected to SARS' decision and vigorously defended its position. After no resolution was achieved during a Tax Court sitting in 2017, GFIJVH appealed to the High Court.

The Group is pleased to announce that on 30 May 2018 GFIJVH and SARS entered into a confidential settlement agreement (as provided for in the Tax Administration Act) in full and final settlement of this matter. As a result of the settlement GFIJVH has recognised an additional R2,338 million (US$191 million) of capital allowance with a tax effect on this amount of R701 million (US$57 million).

Segment reporting

The net (loss)/profit per the income statement reconciles to the net (loss)/profit in the segmental operating and financial results as follows:

2018	**US$'m**
Net loss	(369.2)
– Operating segments	(68.6)
– Corporate and projects	(300.6)

2017	**US$'m**
Net profit	56.6
– Operating segments	143.7
– Corporate and projects	(87.1)

Additional notes include

- Debt maturity ladder on page 22;
- Reconciliation of headline earnings with net profit on page 23, and
- Hedging/derivatives on page 24.

N.J. Holland
Chief Executive Officer
16 August 2018

The financial statements are presented on a condensed consolidated basis

INCOME STATEMENT

| | United States Dollars | |
| | Six months ended | |
Figures are in millions unless otherwise stated	June 2018 (Reviewed)	June 2017 Restated (Unaudited)
Revenue	**1,350.7**	1,304.5
Cost of sales	**(1,034.8)**	(1,002.3)
Cost of sales before amortisation and depreciation	**(687.9)**	(677.5)
– Cost of sales before gold inventory change and amortisation and depreciation	**(703.0)**	(698.2)
– Gold inventory change	**15.1**	20.7
– Amortisation and depreciation	**(346.9)**	(324.8)
Net interest expense	**(33.2)**	(31.8)
Share of results of equity accounted investees after taxation	**(6.0)**	(0.8)
Gain/(loss) on foreign exchange	**2.8**	(4.1)
Gain on financial instruments	**23.9**	7.3
Share-based payments	**(20.3)**	(11.4)
Long-term incentive plan	**(1.3)**	(3.3)
Other costs, net	**(29.6)**	(21.3)
Exploration and project expenses	**(56.1)**	(47.1)
Profit before royalties, taxation and non-recurring items	**196.1**	189.7
Non-recurring items	**(661.2)**	(38.1)
Profit before royalties and taxation	**(465.1)**	151.6
Royalties	**(33.3)**	(29.9)
(Loss)/profit before taxation	**(498.4)**	121.7
Mining and income taxation	**129.2**	(62.4)
– Normal taxation	**(73.9)**	(83.4)
– Deferred taxation	**203.1**	21.0
(Loss)/profit from continuing operations	**(369.2)**	59.3
Loss from discontinued operations, net of tax	**–**	(2.7)
(Loss)/profit for the period	**(369.2)**	56.6
Attributable to:		
– Owners of the parent	**(366.6)**	51.0
– Non-controlling interest	**(2.6)**	5.6
Non-recurring items:		
(Loss)/profit on sale of assets	**(53.1)**	3.1
Restructuring costs	**(100.3)**	(2.3)
Silicosis provision adjusted/(raised)	**3.0**	(30.2)
Impairment of South Deep	**(481.5)**	–
Impairment of investments and assets	**(20.0)**	(7.0)
Loss on sale of inventory	**(8.9)**	–
Other	**(0.4)**	(1.7)
Total non-recurring items	**(661.2)**	(38.1)
Taxation on items above	**166.6**	11.2
Net non-recurring items after tax	**(494.6)**	(26.9)
(Loss)/profit from continuing operations attributable to owners of the parent	**(366.6)**	53.7
(Loss)/profit per share (cents) from continuing operations attributable to owners of the parent	**(45)**	7
Diluted (loss)/profit per share (cents) from continuing operations attributable to owners of the parent	**(44)**	7
Loss from discontinued operations attributable to owners of the parent	**–**	(2.7)
Loss per share (cents) from discontinued operations attributable to owners of the parent	**–**	–
Diluted loss per share (cents) from discontinued operations	**–**	–
Headline earnings from continuing operations attributable to owners of the parent	**66.7**	69.7
Headline earnings per share (cents) from continuing operations attributable to owners of the parent	**8**	8
Diluted headline earnings per share (cents) from continuing operations attributable to owners of the parent	**8**	8
Headline loss from discontinued operations attributable to owners of the parent	**–**	(1.8)
Diluted headline loss per share (cents) from discontinued operations attributable to owners of the parent	**–**	–
Diluted headline loss per share (cents) from discontinued operations attributable to owners of the parent	**–**	–
Profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest – continuing operations	**42.8**	77.5
Profit per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest (cents) – continuing operations	**5**	9
Loss excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest – discontinued operations	**–**	(2.6)
Loss per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest (cents) – discontinued operations	**–**	–
US dollar/South African rand conversion rate	**12.25**	13.24
US dollar/Australian dollar conversion rate	**0.77**	0.75
Gold equivalent sold – managed continuing operations eq oz (000)	**1,034**	1,059
Gold equivalent sold – managed discontinued operation eq oz (000)	**–**	24
Gold equivalent price received US$/eq oz	**1,306**	1,232

Figures may not add as they are rounded independently.

The condensed consolidated financial statements for the six months ended 30 June 2018 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Paul Schmidt, the Group's Chief Financial Officer.

STATEMENT OF COMPREHENSIVE INCOME

| | United States Dollars | |
| | Six months ended | |
Figures are in millions unless otherwise stated	June 2018 (Reviewed)	June 2017 Restated (Unaudited)
Net (loss)/profit	(369.2)	56.6
Other comprehensive income, net of tax	(158.9)	231.6
Marked to market valuation of listed investments*	8.8	1.6
Deferred taxation on marked to market valuation of listed investments*	(1.5)	–
Foreign currency translation adjustments#	(166.2)	230.0
Total comprehensive income	(528.1)	288.2
Attributable to:		
– Owners of the parent	(525.5)	282.6
– Non-controlling interest	(2.6)	5.6
	(528.1)	288.2

* Items that will not be reclassified to the income statement.
# Item can be subsequently reclassified to the income statement.

STATEMENT OF FINANCIAL POSITION

| | United States Dollars | |
Figures are in millions unless otherwise stated	June 2018 (Reviewed)	December 2017 (Audited)
Non-current assets	4,988.2	5,505.7
Property, plant and equipment	4,266.9	4,892.9
Goodwill	–	76.6
Other non-current assets	190.9	188.3
Investments	275.3	275.9
Deferred taxation	255.1	72.0
Current assets	1,069.6	1,114.4
– Other current assets	571.5	595.4
– Cash and deposits	498.1	479.0
– Assets held for sale	–	40.0
Total assets	6,057.8	6,620.1
Total equity	2,857.0	3,403.0
Non-current liabilities	2,217.6	2,363.1
Deferred taxation	439.7	453.9
Borrowings	1,463.0	1,587.9
Environmental rehabilitation provisions	277.1	281.5
Long-term employee benefits	2.3	–
Other long-term provisions	35.5	39.8
Current liabilities	983.2	854.0
– Other current liabilities	554.8	660.4
– Current portion of borrowings	428.4	193.6
Total equity and liabilities	6,057.8	6,620.1
US dollar/South African rand conversion rate	13.44	12.58
US dollar/Australian dollar conversion rate	0.74	0.77
Net debt	1,393.3	1,302.5

STATEMENT OF CHANGES IN EQUITY

Figures are in millions unless otherwise stated	United States Dollars				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance at 31 December 2017 (Audited)	3,622.5	(1,817.8)	1,471.1	127.2	3,403.0
Adjustment on initial application of IFRS I5 (net of tax)	–	–	(3.5)	–	(3.5)
Adjusted balance at 1 January 2018	3,622.5	(1,817.8)	1,467.6	127.2	3,399.5
Total comprehensive income	–	(158.9)	(366.6)	(2.6)	(528.1)
Loss for the period	–	–	(366.6)	(2.6)	(369.2)
Other comprehensive income	–	(158.9)	–	–	(158.9)
Dividends declared	–	–	(34.7)	–	(34.7)
Share-based payments continuing operations	–	20.3	–	–	20.3
Balance as at 30 June 2018 (Reviewed)	3,622.5	(1,956.4)	1,066.3	124.6	2,857.0

Figures are in millions unless otherwise stated	United States Dollars				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance at 31 December 2016 restated (Audited)	3,622.5	(2,124.4)	1,552.6	122.6	3,173.3
Total comprehensive income	–	231.6	51.0	5.6	288.2
Profit for the period	–	–	51.0	5.6	56.6
Other comprehensive income	–	231.6	–	–	231.6
Dividends declared	–	–	(37.5)	(5.8)	(43.3)
Share-based payments continuing operations	–	11.4	–	–	11.4
Share-based payments discontinued operation	–	0.3	–	–	0.3
Balance as at 30 June 2017 (Unaudited)	3,622.5	(1,881.1)	1,566.1	122.4	3,429.9

DEBT MATURITY LADDER (REVIEWED)

Figures are in millions unless otherwise stated	United States Dollars			
	31 Dec 2018	31 Dec 2019	1 Jan 2020 to 31 Dec 2025	Total
Uncommitted loan facilities				
Rand million	1,650.0	–	–	1,650.0
US dollar million	–	–	–	–
Rand debt translated to dollar	122.8	–	–	122.8
Total (US$'m)	122.8	–	–	122.8
Committed loan facilities				
US dollar million	–	380.0	2,156.3	2,536.3
Rand million	–	–	2,500.0	2,500.0
A$ million	–	–	500.0	500.0
Rand debt translated to dollar	–	–	186.0	186.0
A$ debt translated to dollar	–	–	372.0	372.0
Total (US$'m)	–	380.0	3,094.3	3,094.3
Total (US$'m) – Uncommitted and committed loan facilities	–	380.0	3,094.3	3,217.1
Utilisation – Uncommitted loan facilities				
Rand million	651.0	–	–	651.0
US dollar million	–	–	–	–
Rand debt translated to dollar	48.4	–	–	48.4
Total (US$'m)	48.4	–	–	48.4
Utilisation – Committed loan facilities (including US$ bond)				
US dollar million	–	380.0	1,128.3	1,508.3
Rand million	–	–	–	–
A$ million	–	–	450.0	450.0
Rand debt translated to dollar	–	–	–	–
A$ debt translated to dollar	–	–	334.7	334.7
Total (US$'m)	–	380.0	1,463.0	1,843.0
Total (US$'m) – Utilisation – Uncommitted and committed loan facilities	48.4	380.0	1,463.0	1,891.4

Exchange rate: US$1 = R13.44 and US$1 = A$0.74 being the closing rates for six months ended 30 June 2018.

STATEMENT OF CASH FLOWS

Figures are in millions unless otherwise stated	United States Dollars Six months ended	
	June 2018 (Reviewed)	June 2017 Restated (Unaudited)
Cash flows from operating activities	**262.9**	276.4
Profit before royalties, tax and non-recurring items	**196.1**	189.7
Non-recurring items	**(661.2)**	(38.1)
Amortisation and depreciation	**346.9**	324.8
Other non-cash items#	**563.5**	27.5
South Deep BEE dividend	**(1.7)**	(1.5)
Payment of long-term incentive plan	**(17.8)**	(11.5)
Change in working capital	**5.9**	(25.3)
Royalties and taxation paid	**(168.8)**	(195.6)
Cash generated by continuing operations	**262.9**	270.0
Cash generated by discontinued operations	**–**	6.4
Dividends paid	**(34.7)**	(43.3)
Owners of the parent	**(34.7)**	(37.5)
Non-controlling interest holders	**–**	(5.8)
Cash flows from investing activities	**(319.6)**	(438.5)
Capital expenditure – additions	**(410.8)**	(382.6)
Capital expenditure – proceeds on disposal	**76.6**	20.7
Purchase of investments	**(17.6)**	(60.1)
Proceeds on disposal of assets held for sale	**40.0**	–
Environmental payments	**(7.8)**	(10.1)
Cash utilised in continuing operations	**(319.6)**	(432.1)
Cash utilised in discontinued operations	**–**	(6.4)
Cash flows from financing activities	**115.1**	160.6
Loans received	**358.1**	285.3
Loans repaid	**(243.0)**	(124.7)
Cash generated by continuing operations	**115.1**	160.6
Cash generated by discontinued operations	**–**	–
Net cash inflow/(outflow)	**23.7**	(44.8)
Net cash inflow/(outflow) from continuing operations	**23.7**	(44.8)
Net cash inflow from discontinued operations	**–**	–
Translation adjustment	**(4.6)**	10.9
Cash at beginning of period	**479.0**	526.7
Cash at end of period	**498.1**	492.8
Cash flow for continuing operations from operating activities less net capital expenditure and environmental payments	**(79.1)**	(102.0)

Includes impairment of South Deep (US$481.5 million) and impairment of investments and assets (US$20 million).

RECONCILIATION OF HEADLINE EARNINGS WITH NET (LOSS)/PROFIT

Figures are in millions unless otherwise stated	United States Dollars Six months ended	
	June 2018 (Reviewed)	June 2017 Restated (Unaudited)
Net (loss)/profit from continuing operations	**(366.6)**	53.7
Loss/(profit) on sale of assets	**53.1**	(3.1)
Taxation effect on sale of assets	**(12.1)**	1.1
Non-controlling interest effect on sale of assets	**(2.6)**	0.2
Impairment of South Deep	**481.5**	–
Impairment of investments and assets and other	**43.3**	26.4
Taxation on impairment of South Deep and investments and assets	**(129.9)**	(8.1)
Non-controlling interest effect on impairment of investments and assets	**–**	(0.5)
Headline earnings from continuing operations	**66.7**	69.7
Headline earnings per share – cents	**8**	8

Based on headline earnings as given above divided by 820,614,217 (June 2017 – 820,609,409) being the weighted average number of ordinary shares in issue.

HEDGING/DERIVATIVES (REVIEWED)

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*

Ghana – Oil hedge

In May 2017 and June 2017 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 125.8 million litres of diesel for the period June 2017 to December 2019 based on 50 per cent of usage over the specified period. The average swap price is US$457 per metric tonne (equivalent to US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.80 per barrel.

At the reporting date, the mark to market value on the hedge was positive US$12 million with a realised gain of US$3 million for the six months ended 30 June 2018.

Ghana – Gold hedge

In January 2018 and April 2018, a total of 488,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,418 per ounce on the cap.

At the reporting date, the mark to market value on the hedge was positive US$10 million, with nothing realised as it moved within the band.

Australia – Oil hedge

In May 2017 and June 2017 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into, for a total of 77.5 million litres of diesel for the period June 2017 to December 2019 based on 50 per cent of usage over the specified period. The average swap price is US$61.15 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.92 per barrel.

At the reporting date, the mark to market value on the hedge was positive A$10 million (US$7 million) with a realised gain of A$3 million (US$2 million) for the six months ended 30 June 2018.

Australia – Gold hedge

In February 2018, Asian swaps# were entered into for the period June 2018 to December 2018 for a total of 221,000 ounces of gold. The average strike price on the swaps was A$1,714 per ounce.

In March 2018, zero cost collars were entered into for the period April 2018 to December 2018 for a total of 452,800 ounces of gold. The average strike prices are A$1,703 per ounce on the floor and US$1,767 per ounce on the cap.

At the reporting date, the mark to market value on the hedges was positive A$2 million (US$1 million) with a realised loss of A$1 million (US$1 million) for the six months ended 30 June 2018.

Australia – Foreign exchange hedge

In May 2018, A$/US$ average rate forwards were entered into for a total notional of US$96 million for the period January 2019 to December 2019 at an average strike rate of 0.7517.

At the reporting date, the mark to market value on the hedge was negative A$1 million (US$1 million).

South Africa – Gold hedge

In November 2017, zero cost collars were entered into for the period January 2018 – December 2018 for 63,996 ounces of gold. The strike prices are R600,000 per kilogram on the floor and R665,621 per kilogram on the cap.

At the reporting date, the mark to market value on the hedge was positive R53 million (US$4 million) with a total realised gain of R70 million (US$6 million) for the six months ended 30 June 2018.

Peru – Copper hedge

In November 2017, zero-cost collars were entered into for the period January 2018 – December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.

At the reporting date the mark to market value on the hedges was positive US$1 million.

---

* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

\# Asian swop is an option where the payoff is determined by the average monthly gold price over the option period.

All these derivative financial instruments are measured at fair value using available market contract values for each trading date's settlement volume (Level 2).

SEGMENTAL OPERATING AND FINANCIAL RESULTS

United States Dollars

Figures are in millions unless otherwise stated		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region Ghana			South America Region Peru
				South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results (Unreviewed)								
Ore milled/treated	**Six months to June 2018**	**16,686**	**16,686**	**800**	**9,040**	**6,884**	**2,156**	**3,330**
(000 tonnes)	Six months to Dec 2017	17,161	17,058	1,112	8,976	6,677	2,299	3,349
	Six months to June 2017	17,331	17,096	969	9,141	6,850	2,291	3,447
Yield	**Six months to June 2018**	**1.9**	**1.9**	**3.8**	**1.2**	**1.2**	**1.3**	**1.3**
(grams per tonne)	Six months to Dec 2017	2.1	2.1	4.5	1.2	1.3	0.9	1.6
	Six months to June 2017	1.9	1.9	3.8	1.2	1.3	1.0	1.2
Gold produced	**Six months to June 2018**	**1,030.4**	**1,030.4**	**96.5**	**353.9**	**264.4**	**89.5**	**137.6**
(000 managed equivalent	Six months to Dec 2017	1,148.9	1,134.2	162.0	351.5	284.9	66.6	169.7
ounces)	Six months to June 2017	1,083.6	1,059.1	119.3	358.5	281.5	76.9	137.0
Gold sold	**Six months to June 2018**	**1,034.0**	**1,034.0**	**104.2**	**353.9**	**264.4**	**89.5**	**131.7**
(000 managed equivalent	Six months to Dec 2017	1,157.0	1,142.3	161.6	351.5	284.9	66.6	178.1
ounces)	Six months to June 2017	1,083.2	1,058.8	120.2	358.5	281.5	76.9	135.7
Gold price received	**Six months to June 2018**	**1,306**	**1,306**	**1,316**	**1,318**	**1,318**	**1,315**	**1,228**
(dollar per equivalent	Six months to Dec 2017	1,276	1,276	1,273	1,279	1,280	1,276	1,275
ounce)	Six months to June 2017	1,232	1,232	1,233	1,232	1,230	1,237	1,221
Cost of sales before gold inventory change and	**Six months to June 2018**	**42**	**42**	**188**	**23**	**20**	**32**	**23**
amortisation and depreciation	Six months to Dec 2017	43	43	136	26	26	26	24
(dollar per tonne)	Six months to June 2017	42	41	160	26	25	27	21
All-in-sustaining costs	**Six months to June 2018**	**955**	**955**	**1,699**	**924**	**954**	**829**	**197**
(dollar per ounce)	Six months to Dec 2017	918	913	1,205	919	891	1,038	165
	Six months to June 2017	973	960	1,521	995	989	1,017	253
Total all-in-cost	**Six months to June 2018**	**1,037**	**1,037**	**1,816**	**1,114**	**954**	**1,585**	**197**
(dollar per ounce)	Six months to Dec 2017	988	984	1,282	1,096	891	1,971	165
	Six months to June 2017	1,029	1,017	1,557	1,142	989	1,702	253
Financial Results ($ millions)								
Revenue	**Six months to June 2018[#]**	**1,350.7**	**1,350.7**	**137.1**	**466.3**	**348.6**	**117.7**	**161.6**
	Six months to Dec 2017	1,476.2	1,457.3	205.8	449.6	364.5	85.1	227.1
	Six months to June 2017	1,334.6	1,304.5	148.3	441.5	346.3	95.2	165.8
Cost of sales before amortisation and	**Six months to June 2018[#]**	**(688.1)**	**(688.1)**	**(153.6)**	**(212.9)**	**(150.2)**	**(62.7)**	**(77.6)**
depreciation	Six months to Dec 2017	(696.1)	(678.8)	(153.9)	(210.5)	(148.3)	(62.2)	(84.1)
	Six months to June 2017	(707.9)	(678.1)	(150.8)	(217.8)	(157.7)	(60.1)	(70.2)
Cost of sales before gold inventory change and	**Six months to June 2018[#]**	**(703.2)**	**(703.2)**	**(150.7)**	**(206.9)**	**(138.9)**	**(68.0)**	**(77.4)**
amortisation and depreciation	Six months to Dec 2017	(744.0)	(727.5)	(150.7)	(235.9)	(175.8)	(60.1)	(80.2)
	Six months to June 2017	(728.2)	(698.5)	(155.5)	(233.4)	(172.2)	(61.2)	(71.0)
– Gold inventory change	**Six months to June 2018[#]**	**15.1**	**15.1**	**(2.9)**	**(6.1)**	**(11.3)**	**5.3**	**(0.1)**
	Six months to Dec 2017	48.0	49.0	(3.2)	25.4	27.5	(2.1)	(3.9)
	Six months to June 2017	20.7	20.7	4.7	15.6	14.5	1.1	0.8
Amortisation of mining assets	**Six months to June 2018[#]**	**(344.9)**	**(344.9)**	**(27.9)**	**(130.3)**	**(85.1)**	**(45.2)**	**(33.1)**
	Six months to Dec 2017	(423.4)	(421.5)	(39.9)	(129.0)	(115.6)	(13.5)	(73.4)
	Six months to June 2017*	(325.3)	(323.7)	(34.3)	(113.2)	(104.4)	(8.8)	(57.4)
Net operating profit/(loss)	**Six months to June 2018[#]**	**317.6**	**317.6**	**(44.4)**	**123.1**	**113.2**	**9.9**	**51.0**
	Six months to Dec 2017	356.6	357.0	12.0	110.1	100.6	9.4	69.6
	Six months to June 2017	301.6	302.8	(36.8)	110.6	84.2	26.4	38.2
Other expenses	**Six months to June 2018[#]**	**(36.5)**	**(36.5)**	**(10.4)**	**5.4**	**5.8**	**(0.4)**	**(3.8)**
	Six months to Dec 2017	(34.3)	(33.9)	0.9	(0.1)	3.4	(3.5)	(14.4)
	Six months to June 2017	(57.3)	(55.6)	(8.8)	(16.2)	(12.6)	(3.6)	(7.1)
Profit/(loss) before royalties and taxation	**Six months to June 2018[#]**	**281.1**	**281.1**	**(54.8)**	**128.4**	**119.0**	**9.4**	**47.3**
	Six months to Dec 2017	322.3	323.1	12.9	110.0	104.1	5.9	55.2
	Six months to June 2017	244.5	247.2	(45.6)	94.3	71.6	22.7	31.1
Royalties, mining and income taxation	**Six months to June 2018[#]**	**53.2**	**53.2**	**149.8**	**(12.1)**	**(6.0)**	**(6.1)**	**(24.9)**
	Six months to Dec 2017	(145.7)	(138.7)	(2.2)	(50.9)	(51.5)	0.5	(28.7)
	Six months to June 2017	(93.3)	(93.6)	11.2	(31.7)	(28.9)	(2.9)	(12.6)
– Normal taxation	**Six months to June 2018[#]**	**(28.3)**	**(28.3)**	**–**	**(4.3)**	**(4.3)**	**–**	**(23.8)**
	Six months to Dec 2017	(159.1)	(156.8)	–	(36.3)	(36.3)	–	(28.9)
	Six months to June 2017	(43.7)	(43.7)	–	(21.8)	(21.8)	–	(21.9)
– Royalties	**Six months to June 2018[#]**	**(33.3)**	**(33.3)**	**(0.6)**	**(15.6)**	**(11.6)**	**(4.0)**	**(2.6)**
	Six months to Dec 2017	(32.5)	(32.1)	(1.1)	(13.8)	(11.3)	(2.6)	(2.9)
	Six months to June 2017	(30.6)	(29.9)	(0.7)	(13.2)	(10.4)	(2.9)	(2.4)
– Deferred taxation	**Six months to June 2018[#]**	**114.8**	**114.8**	**150.4**	**7.8**	**9.9**	**(2.1)**	**1.6**
	Six months to Dec 2017	46.0	50.3	(1.1)	(0.8)	(3.9)	3.1	3.0
	Six months to June 2017*	(19.0)	(20.0)	12.0	3.3	3.3	–	11.7
Profit/(loss) before non-recurring items	**Six months to June 2018[#]**	**334.3**	**334.3**	**95.0**	**116.4**	**113.0**	**3.3**	**22.4**
	Six months to Dec 2017	176.5	184.4	10.7	59.0	52.6	6.4	26.5
	Six months to June 2017	151.1	153.6	(34.4)	62.7	42.7	19.9	18.5
Non-recurring items	**Six months to June 2018[#]**	**(402.9)**	**(402.9)**	**(259.8)**	**(143.0)**	**(128.4)**	**(14.6)**	**–**
	Six months to Dec 2017	80.2	56.7	(1.8)	(8.1)	(3.2)	(4.9)	52.6
	Six months to June 2017	(7.4)	(7.4)	0.1	(7.8)	(6.8)	(1.0)	–
Net (loss)/profit	**Six months to June 2018[#]**	**(68.6)**	**(68.6)**	**(164.8)**	**(26.6)**	**(15.4)**	**(11.2)**	**22.4**
	Six months to Dec 2017	256.7	241.1	8.9	50.9	49.4	1.5	79.1
	Six months to June 2017	143.7	146.2	(34.3)	54.9	35.8	18.9	18.5
Capital expenditure	**Six months to June 2018[#]**	**(331.2)**	**(331.2)**	**(30.9)**	**(156.3)**	**(83.6)**	**(72.7)**	**(9.9)**
	Six months to Dec 2017	(402.7)	(402.3)	(50.1)	(149.1)	(83.6)	(65.5)	(21.6)
	Six months to June 2017	(350.0)	(343.6)	(32.2)	(163.6)	(97.0)	(66.6)	(12.4)

The average US dollar/Rand exchange rates for the six months were US$1 = R12.25 for June 2018 and US$1 = R13.24 for June 2017.

The average Australian/US dollar exchange rates for the six months were A$1 = US$0.77 for June 2018 and A$1 = US$0.75 for June 2017.

Figures may not add as they are rounded independently.

[#] Reviewed.

* Restated – correction of methodology, refer page 17.

SEGMENTAL OPERATING AND FINANCIAL RESULTS

Figures are in millions unless otherwise stated		United States Dollars — Australia Region (Continuing)				Australian Dollars — Australia Region[1] (Continuing)				South African Rand — South Africa Region[2]	United States Dollars — Australia Region (Discontinued)	Australian Dollars — Australia Region (Discontinued)
		Total	St Ives	Agnew/ Lawlers	Granny Smith	Total	St Ives	Agnew/ Lawlers	Granny Smith	South Deep	Darlot	Darlot
Operating Results (Unreviewed)												
Ore milled/treated	**Six months to June 2018**	**3,517**	**2,093**	**588**	**836**	**3,517**	**2,093**	**588**	**836**	**800**	**–**	**–**
(000 tonnes)	Six months to Dec 2017	3,621	2,163	611	847	3,621	2,163	611	847	1,112	103	103
	Six months to June 2017	3,538	2,035	624	879	3,538	2,035	624	879	969	235	235
Yield	**Six months to June 2018**	**3.9**	**2.8**	**6.1**	**5.1**	**3.9**	**2.8**	**6.1**	**5.1**	**3.8**	**–**	**–**
(grams per tonne)	Six months to Dec 2017	3.9	2.6	6.4	5.3	3.9	2.6	6.4	5.3	4.5	4.4	4.4
	Six months to June 2017	3.9	2.8	5.8	5.1	3.9	2.8	5.8	5.1	3.8	3.2	3.2
Gold produced	**Six months to June 2018**	**442.4**	**189.8**	**115.4**	**137.2**	**442.4**	**189.8**	**115.4**	**137.2**	**3,003**	**–**	**–**
(000 managed	Six months to Dec 2017	451.1	179.8	125.7	145.6	451.1	179.8	125.7	145.6	5,038	14.7	14.7
equivalent ounces)	Six months to June 2017	444.3	184.1	115.5	144.7	444.3	184.1	115.5	144.7	3,710	24.5	24.5
Gold sold	**Six months to June 2018**	**444.3**	**190.2**	**116.9**	**137.3**	**444.3**	**190.2**	**116.9**	**137.3**	**3,240**	**–**	**–**
(000 managed	Six months to Dec 2017	451.1	179.8	125.7	145.6	451.1	179.8	125.7	145.6	5,026	14.7	14.7
equivalent ounces)	Six months to June 2017	444.3	184.1	115.5	144.7	444.3	184.1	115.5	144.7	3,740	24.5	24.5
Gold price received	**Six months to June 2018**	**1,318**	**1,318**	**1,316**	**1,320**	**1,707**	**1,707**	**1,704**	**1,709**	**518,504**	**–**	**–**
(dollar per	Six months to Dec 2017	1,274	1,274	1,275	1,274	1,638	1,637	1,640	1,638	548,582	1,284	1,632
equivalent ounce)	Six months to June 2017	1,235	1,240	1,232	1,233	1,642	1,648	1,637	1,639	525,042	1,234	1,641
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2018**	**76**	**51**	**138**	**97**	**99**	**66**	**179**	**125**	**2,308**	**–**	**–**
	Six months to Dec 2017	72	48	128	94	93	61	165	121	1,818	160	202
(dollar per tonne)	Six months to June 2017	67	42	123	88	90	55	163	117	2,124	127	168
All-in sustaining costs	**Six months to June 2018**	**900**	**763**	**1,075**	**942**	**1,166**	**988**	**1,393**	**1,219**	**669,306**	**–**	**–**
(dollar per ounce)	Six months to Dec 2017	961	943	992	957	1,234	1,211	1,273	1,229	519,567	1,270	1,631
	Six months to June 2017	891	891	960	835	1,184	1,184	1,275	1,110	646,526	1,532	2,040
Total all-in-cost	**Six months to June 2018**	**900**	**763**	**1,075**	**942**	**1,166**	**988**	**1,393**	**1,219**	**715,373**	**–**	**–**
(dollar per ounce)	Six months to Dec 2017	961	943	992	957	1,234	1,211	1,273	1,229	552,889	1,270	1,631
	Six months to June 2017	891	891	960	835	1,184	1,184	1,275	1,110	662,973	1,532	2,040
Financial Results ($ millions)												
Revenue	**Six months to June 2018[#]**	**585.7**	**250.7**	**153.8**	**181.2**	**758.4**	**324.6**	**199.2**	**234.6**	**1,679.9**	**–**	**–**
	Six months to Dec 2017	574.8	229.0	160.4	185.4	738.8	294.2	206.3	238.4	2,756.2	18.9	24.0
	Six months to June 2017	548.8	228.2	142.2	178.4	729.6	303.4	189.1	237.1	1,963.7	30.2	40.2
Cost of sales before amortisation and depreciation	**Six months to June 2018[#]**	**(244.0)**	**(78.4)**	**(84.7)**	**(80.9)**	**(316.0)**	**(101.5)**	**(109.7)**	**(104.8)**	**(1,882.1)**	**–**	**–**
	Six months to Dec 2017	(230.2)	(75.5)	(74.0)	(80.8)	(295.7)	(96.8)	(95.0)	(103.8)	(2,065.2)	(17.3)	(21.9)
	Six months to June 2017	(239.0)	(83.1)	(76.4)	(79.5)	(317.7)	(110.5)	(101.6)	(105.6)	(1,996.7)	(29.8)	(39.6)
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2018[#]**	**(268.2)**	**(106.0)**	**(81.2)**	**(81.0)**	**(347.3)**	**(137.3)**	**(105.2)**	**(104.9)**	**(1,846.1)**	**–**	**–**
	Six months to Dec 2017	(260.6)	(102.7)	(78.2)	(79.7)	(335.3)	(132.4)	(100.6)	(102.4)	(2,023.1)	(16.5)	(20.9)
	Six months to June 2017	(238.6)	(84.9)	(76.7)	(77.1)	(317.1)	(112.8)	(101.9)	(102.4)	(2,059.4)	(29.8)	(39.5)
– Gold inventory change	**Six months to June 2018[#]**	**24.2**	**27.7**	**(3.5)**	**–**	**31.3**	**35.8**	**(4.5)**	**0.1**	**(36.0)**	**–**	**–**
	Six months to Dec 2017	30.4	27.2	4.3	(1.1)	39.6	35.6	5.6	(1.5)	(42.1)	(0.9)	(1.0)
	Six months to June 2017	(0.4)	1.7	0.2	(2.4)	(0.6)	2.3	0.3	(3.2)	62.7	–	(0.1)
Amortisation of mining assets	**Six months to June 2018[#]**	**(153.7)**				**(199.0)**				**(341.8)**	**–**	**–**
	Six months to Dec 2017	(179.2)				(231.4)				(534.9)	(1.9)	(2.5)
	Six months to June 2017*	(118.9)				(158.5)				(454.3)	(1.6)	(2.1)
Net operating profit/(loss)	**Six months to June 2018[#]**	**188.0**				**243.4**				**(544.0)**	**–**	**–**
	Six months to Dec 2017	165.4				211.8				156.0	(0.4)	(0.5)
	Six months to June 2017	191.1				253.4				(487.3)	(1.2)	(1.6)
Other expenses	**Six months to June 2018[#]**	**(27.7)**				**(35.8)**				**(127.5)**	**–**	**–**
	Six months to Dec 2017	(20.4)				(26.2)				12.2	(0.4)	(0.7)
	Six months to June 2017	(23.4)				(31.1)				(116.3)	(1.7)	(2.3)
Profit/(loss) before royalties and taxation	**Six months to June 2018[#]**	**160.3**				**207.6**				**(671.5)**	**–**	**–**
	Six months to Dec 2017	145.0				185.6				168.2	(0.8)	(1.1)
	Six months to June 2017	167.7				222.3				(603.6)	(2.7)	(3.6)
Royalties, mining and income taxation	**Six months to June 2018[#]**	**(59.6)**				**(77.2)**				**1,928.4**	**–**	**–**
	Six months to Dec 2017	(56.8)				(72.8)				(27.4)	(7.0)	(9.4)
	Six months to June 2017	(60.5)				(80.7)				148.6	0.3	0.4
– Normal taxation	**Six months to June 2018[#]**	**(0.2)**				**(0.3)**				**–**	**–**	**–**
	Six months to Dec 2017	(91.7)				(117.6)				–	(2.3)	(3.0)
	Six months to June 2017	–				–				–		
– Royalties	**Six months to June 2018[#]**	**(14.4)**				**(18.7)**				**(7.6)**	**–**	**–**
	Six months to Dec 2017	(14.3)				(18.3)				(13.8)	(0.4)	(0.6)
	Six months to June 2017	(13.5)				(18.0)				(9.8)	(0.7)	(0.9)
– Deferred taxation	**Six months to June 2018**	**(45.0)**				**(58.2)**				**1,936.0**	**–**	**–**
	Six months to Dec 2017	49.2				63.1				(13.6)	(4.3)	(5.8)
	Six months to June 2017*	(47.0)				(62.7)				158.4	1.0	1.3
Profit/(loss) before non-recurring items	**Six months to June 2018[#]**	**100.7**				**130.3**				**1,256.9**	**–**	**–**
	Six months to Dec 2017	88.2				112.7				140.8	(7.9)	(11.4)
	Six months to June 2017	107.2				141.6				(455.1)	(2.5)	(3.3)
Non-recurring items	**Six months to June 2018[#]**	**(0.2)**				**(0.2)**				**(3,487.2)**	**–**	**–**
	Six months to Dec 2017	14.1				18.4				(25.5)	23.5	30.8
	Six months to June 2017	0.3				0.4				1.0	–	–
Net profit/(loss)	**Six months to June 2018[#]**	**100.5**				**130.1**				**(2,230.3)**	**–**	**–**
	Six months to Dec 2017	102.3				131.1				116.3	15.6	20.0
	Six months to June 2017	107.5				142.0				(454.0)	(2.5)	(2.3)
Capital expenditure	**Six months to June 2018[#]**	**(133.9)**	**(57.0)**	**(35.4)**	**(41.6)**	**(173.6)**	**(73.8)**	**(45.9)**	**(53.8)**	**(378.8)**	**–**	**–**
	Six months to Dec 2017	(181.6)	(84.7)	(44.9)	(52.0)	(234.0)	(109.0)	(57.8)	(67.2)	(672.0)	(0.4)	(0.5)
	Six months to June 2017	(135.4)	(71.6)	(28.9)	(35.0)	(180.0)	(95.1)	(38.4)	(46.5)	(426.8)	(6.4)	(8.5)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
[1] For Australia, all financial numbers are in Australian dollar.
[2] For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently. [#] Reviewed. * Restated – correction of methodology, refer page 17.

ALL-IN COSTS (UNREVIEWED)

World Gold Council Industry Standard

United States Dollars

Figures are in millions unless otherwise stated		Total Group Operations	Total Mine Continuing Operations	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	South America Region — Peru — Cerro Corona
Cost of sales before gold inventory change and amortisation and depreciation	Six months to June 2018	(703.0)	(703.0)	(150.7)	(206.9)	(138.9)	(68.0)	(77.4)
	Six months to Dec 2017	(744.7)	(728.2)	(150.7)	(235.9)	(175.8)	(60.1)	(80.2)
	Six months to June 2017	(727.9)	(698.2)	(155.5)	(233.4)	(172.2)	(61.2)	(71.0)
Gold inventory change	Six months to June 2018	15.1	15.1	(2.9)	(6.1)	(11.3)	5.3	(0.1)
	Six months to Dec 2017	48.2	49.0	(3.2)	25.4	27.5	(2.1)	(3.9)
	Six months to June 2017	20.7	20.7	4.7	15.6	14.5	1.1	0.8
Royalties	Six months to June 2018	(33.3)	(33.3)	(0.6)	(15.6)	(11.6)	(4.0)	(2.6)
	Six months to Dec 2017	(32.4)	(32.0)	(1.1)	(13.8)	(11.3)	(2.6)	(2.9)
	Six months to June 2017	(30.6)	(29.8)	(0.7)	(13.2)	(10.4)	(2.9)	(2.4)
Realised gains/losses on commodity cost hedges	Six months to June 2018	4.8	4.8	–	3.2	2.2	1.0	–
	Six months to Dec 2017	1.3	1.3	–	0.8	0.8	–	–
	Six months to June 2017	–	–	–	–	–	–	–
Community/social responsibility costs	Six months to June 2018	(6.2)	(6.2)	(1.1)	(2.8)	(2.6)	(0.2)	(2.3)
	Six months to Dec 2017	(11.3)	(11.3)	(0.7)	(5.8)	(5.7)	(0.1)	(4.8)
	Six months to June 2017	(8.9)	(8.9)	(1.3)	(5.7)	(5.4)	(0.3)	(1.9)
Non-cash remuneration – share-based payments	Six months to June 2018	(20.3)	(20.3)	(2.6)	(4.4)	(3.4)	(1.0)	(2.7)
	Six months to Dec 2017	(15.7)	(15.5)	(1.7)	(3.6)	(2.8)	(0.7)	(2.0)
	Six months to June 2017	(11.7)	(11.4)	(1.8)	(2.5)	(1.9)	(0.6)	(1.5)
Cash remuneration (long-term incentive plan)	Six months to June 2018	(1.3)	(1.3)	(0.4)	(0.4)	(0.2)	(0.2)	0.3
	Six months to Dec 2017	(1.8)	(1.7)	0.1	–	–	–	0.4
	Six months to June 2017	(3.3)	(3.3)	(0.5)	(1.4)	(1.1)	(0.3)	(0.3)
Other	Six months to June 2018	(4.8)	(4.8)	–	–	–	–	(0.6)
	Six months to Dec 2017	(5.3)	(5.3)	–	–	–	–	0.4
	Six months to June 2017	(5.4)	(5.4)	–	–	–	–	(0.5)
By-product credits	Six months to June 2018	86.7	86.7	0.2	0.2	0.2	–	85.9
	Six months to Dec 2017	105.1	105.2	0.4	0.6	0.6	–	103.7
	Six months to June 2017	73.4	73.3	0.2	(1.4)	(1.5)	0.1	74.1
Rehabilitation amortisation and interest	Six months to June 2018	(9.1)	(9.1)	(0.1)	(3.6)	(2.8)	(0.7)	(1.7)
	Six months to Dec 2017	(11.7)	(11.6)	(0.1)	(3.8)	(3.5)	(0.3)	(3.1)
	Six months to June 2017	(11.2)	(10.9)	(0.1)	(3.8)	(3.5)	(0.4)	(2.7)
Sustaining capital expenditure	Six months to June 2018	(253.7)	(253.7)	(18.7)	(90.2)	(83.6)	(6.6)	(9.9)
	Six months to Dec 2017	(330.9)	(330.5)	(37.7)	(86.9)	(83.6)	(3.3)	(21.6)
	Six months to June 2017	(292.9)	(286.4)	(27.8)	(110.9)	(97.0)	(13.9)	(12.4)
All-in sustaining costs	**Six months to June 2018**	**(925.1)**	**(925.1)**	**(177.0)**	**(326.5)**	**(252.0)**	**(74.3)**	**(11.1)**
	Six months to Dec 2017	(999.5)	(980.9)	(194.7)	(323.0)	(253.8)	(69.2)	(15.6)
	Six months to June 2017	(997.8)	(960.4)	(182.9)	(356.8)	(278.5)	(78.2)	(17.7)
Exploration, feasibility and evaluation costs	Six months to June 2018	(39.2)	(39.2)	–	(1.5)	–	(1.5)	(0.1)
	Six months to Dec 2017	(31.4)	(31.4)	–	–	–	–	–
	Six months to June 2017	(28.5)	(28.5)	–	–	–	–	–
Non-sustaining capital expenditure	Six months to June 2018	(157.1)	(157.1)	(12.2)	(66.1)	–	(66.1)	–
	Six months to Dec 2017	(120.3)	(120.3)	(12.5)	(62.2)	–	(62.2)	–
	Six months to June 2017	(96.2)	(96.2)	(4.4)	(52.7)	–	(52.7)	–
Total all-in cost	**Six months to June 2018**	**(1,121.4)**	**(1,121.4)**	**(189.2)**	**(394.1)**	**(252.0)**	**(141.9)**	**(11.1)**
	Six months to Dec 2017	(1,151.2)	(1,132.5)	(207.2)	(385.1)	(253.8)	(131.3)	(15.6)
	Six months to June 2017	(1,122.5)	(1,085.0)	(187.3)	(409.5)	(278.5)	(130.9)	(17.7)
Total all-in sustaining cost	Six months to June 2018	(925.1)	(925.1)	(177.0)	(326.5)	(252.0)	(74.3)	(11.1)
	Six months to Dec 2017	(999.5)	(980.9)	(194.7)	(323.0)	(253.8)	(69.2)	(15.6)
	Six months to June 2017	(997.8)	(960.4)	(182.9)	(356.8)	(278.5)	(78.2)	(17.7)
Gold only ounces sold – (000 ounces)	Six months to June 2018	958.9	958.9	104.2	353.9	264.4	89.5	56.6
	Six months to Dec 2017	1,073.4	1,058.7	161.6	351.5	284.9	66.6	94.5
	Six months to June 2017	1,017.7	993.2	120.2	358.5	281.5	76.9	70.2
AISC per ounce of gold sold US$/oz	**Six months to June 2018**	**965**	**965**	**1,699**	**924**	**954**	**829**	**197**
	Six months to Dec 2017	932	927	1,205	919	891	1,038	165
	Six months to June 2017	980	967	1,521	995	989	1,017	253
Total all-in cost	Six months to June 2018	(1,121.4)	(1,121.4)	(189.2)	(394.1)	(252.0)	(141.9)	(11.1)
	Six months to Dec 2017	(1,151.2)	(1,132.5)	(207.2)	(385.1)	(253.8)	(131.3)	(15.6)
	Six months to June 2017	(1,122.5)	(1,085.0)	(187.3)	(409.5)	(278.5)	(130.9)	(17.7)
Gold only ounces sold – (000 ounces)	Six months to June 2018	958.9	958.9	104.2	353.9	264.4	89.5	56.6
	Six months to Dec 2017	1,073.4	1,058.7	161.6	351.5	284.9	66.6	94.5
	Six months to June 2017	1,017.7	993.2	120.2	358.5	281.5	76.9	70.2
AIC per ounce of gold sold US$/oz	**Six months to June 2018**	**1,169**	**1,169**	**1,816**	**1,114**	**954**	**1,585**	**197**
	Six months to Dec 2017	1,072	1,070	1,282	1,096	891	1,971	165
	Six months to June 2017	1,103	1,092	1,557	1,142	989	1,702	253

ALL-IN COSTS (UNREVIEWED)

World Gold Council Industry Standard

			United States Dollars				
Figures are in millions unless otherwise stated		Total Continuing Operations	Australia Region — Continuing			Corporate and projects	Australia Region — Discontinued
			St Ives	Agnew/ Lawlers	Granny Smith		Darlot
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2018**	**(268.2)**	**(106.0)**	**(81.2)**	**(81.0)**	**0.2**	**–**
	Six months to Dec 2017	(260.6)	(102.7)	(78.2)	(79.7)	(0.7)	(16.5)
	Six months to June 2017	(238.6)	(84.9)	(76.7)	(77.1)	0.3	(29.8)
Gold inventory change	**Six months to June 2018**	**24.2**	**27.7**	**(3.5)**	**–**	**–**	**–**
	Six months to Dec 2017	30.4	27.2	4.3	(1.1)	–	(0.8)
	Six months to June 2017	(0.4)	1.7	0.2	(2.4)	–	–
Royalties	**Six months to June 2018**	**(14.4)**	**(6.2)**	**(3.7)**	**(4.5)**	**–**	**–**
	Six months to Dec 2017	(14.2)	(5.7)	(4.0)	(4.5)	–	(0.4)
	Six months to June 2017	(13.4)	(5.3)	(3.6)	(4.5)	–	(0.8)
Realised gains/losses on commodity cost hedges	**Six months to June 2018**	**1.6**	**0.9**	**0.4**	**0.3**	**–**	**–**
	Six months to Dec 2017	0.4	0.3	0.1	0.1	–	–
	Six months to June 2017	–	–	–	–	–	–
Community/social responsibility costs	**Six months to June 2018**	**–**	**–**	**–**	**–**	**–**	**–**
	Six months to Dec 2017	–	–	–	–	–	–
	Six months to June 2017	–	–	–	–	–	–
Non-cash remuneration – share-based payments	**Six months to June 2018**	**(4.9)**	**(1.9)**	**(1.4)**	**(1.6)**	**(5.7)**	**–**
	Six months to Dec 2017	(3.6)	(1.2)	(1.1)	(1.3)	(4.5)	(0.2)
	Six months to June 2017	(2.3)	(0.9)	(0.6)	(0.7)	(3.2)	(0.3)
Cash remuneration (long-term incentive plan)	**Six months to June 2018**	**(1.0)**	**(0.5)**	**(0.2)**	**(0.4)**	**0.1**	**–**
	Six months to Dec 2017	(0.4)	(0.2)	(0.2)	(0.1)	(1.0)	(0.1)
	Six months to June 2017	(1.6)	(0.6)	(0.4)	(0.6)	0.5	–
Other	**Six months to June 2018**	**–**	**–**	**–**	**–**	**(4.2)**	**–**
	Six months to Dec 2017	–	–	–	–	(4.9)	–
	Six months to June 2017	–	–	–	–	(4.9)	–
By-product credits	**Six months to June 2018**	**0.4**	**0.2**	**0.1**	**–**	**–**	**–**
	Six months to Dec 2017	0.4	0.3	0.2	–	–	–
	Six months to June 2017	0.4	0.3	0.1	0.1	–	0.1
Rehabilitation amortisation and interest	**Six months to June 2018**	**(3.8)**	**(2.3)**	**(0.8)**	**(0.7)**	**–**	**–**
	Six months to Dec 2017	(4.5)	(2.8)	(1.1)	(0.6)	–	(0.1)
	Six months to June 2017	(4.3)	(2.7)	(1.0)	(0.6)	–	(0.3)
Sustaining capital expenditure	**Six months to June 2018**	**(133.9)**	**(57.0)**	**(35.4)**	**(41.6)**	**(0.9)**	**–**
	Six months to Dec 2017	(181.6)	(84.7)	(44.9)	(52.0)	(2.8)	(0.4)
	Six months to June 2017	(135.4)	(71.6)	(28.9)	(35.0)	–	(6.4)
All-in sustaining costs	**Six months to June 2018**	**(400.0)**	**(145.1)**	**(125.6)**	**(129.3)**	**(10.5)**	**–**
	Six months to Dec 2017	(433.7)	(169.5)	(124.9)	(139.3)	(13.9)	(18.7)
	Six months to June 2017	(395.7)	(164.0)	(110.9)	(120.8)	(7.3)	(37.5)
Exploration, feasibility and evaluation costs	**Six months to June 2018**	**–**	**–**	**–**	**–**	**(37.6)**	**–**
	Six months to Dec 2017	–	–	–	–	(31.4)	–
	Six months to June 2017	–	–	–	–	(28.5)	–
Non-sustaining capital expenditure	**Six months to June 2018**	**–**	**–**	**–**	**–**	**(78.8)**	**–**
	Six months to Dec 2017	–	–	–	–	(45.6)	–
	Six months to June 2017	–	–	–	–	(39.1)	–
Total all-in cost	**Six months to June 2018**	**(400.0)**	**(145.1)**	**(125.6)**	**(129.3)**	**(126.9)**	**–**
	Six months to Dec 2017	(433.7)	(169.5)	(124.9)	(139.3)	(90.9)	(18.7)
	Six months to June 2017	(395.7)	(164.0)	(110.9)	(120.8)	(74.9)	(37.5)
Total all-in sustaining cost	**Six months to June 2018**	**(400.0)**	**(145.1)**	**(125.6)**	**(129.3)**	**(10.5)**	**–**
	Six months to Dec 2017	(433.7)	(169.5)	(124.9)	(139.3)	(13.9)	(18.7)
	Six months to June 2017	(395.7)	(164.0)	(110.9)	(120.8)	(7.3)	(37.5)
Gold only ounces sold – (000 ounces)	**Six months to June 2018**	**444.3**	**190.2**	**116.9**	**137.3**	**–**	**–**
	Six months to Dec 2017	451.1	179.8	125.7	145.6	–	14.7
	Six months to June 2017	444.3	184.1	115.5	144.7	–	24.5
AISC per ounce of gold sold US$/oz	**Six months to June 2018**	**900**	**763**	**1,075**	**942**	**–**	**–**
	Six months to Dec 2017	961	943	992	957	–	1,270
	Six months to June 2017	891	891	960	835	–	1,532
Total all-in cost	**Six months to June 2018**	**(400.0)**	**(145.1)**	**(125.6)**	**(129.3)**	**(126.9)**	**–**
	Six months to Dec 2017	(433.7)	(169.5)	(124.9)	(139.3)	(90.9)	(18.7)
	Six months to June 2017	(432.4)	(164.0)	(110.9)	(120.8)	(74.9)	(37.5)
Gold only ounces sold – (000 ounces)	**Six months to June 2018**	**444.3**	**190.2**	**116.9**	**137.3**	**–**	**–**
	Six months to Dec 2017	451.1	179.8	125.7	145.6	–	14.7
	Six months to June 2017	444.3	184.1	115.5	144.7	–	24.5
AIC per ounce of gold sold US$/oz	**Six months to June 2018**	**900**	**763**	**1,075**	**942**	**–**	**–**
	Six months to Dec 2017	961	943	993	957	–	1,270
	Six months to June 2017	891	891	960	835	–	1,532

ALL-IN SUSTAINING COSTS AND ALL-IN COSTS GROSS OF BY-PRODUCT CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD (UNREVIEWED)

World Gold Council Industry Standard

United States Dollars

Figures are in millions unless otherwise stated		Total Group Operations	Total Mine Continuing Operations	South Africa Region — South Deep	West Africa Region — Ghana Total	Tarkwa	Damang	South America Region — Peru Cerro Corona
All-in sustaining costs	Six months to June 2018	(925.1)	(925.1)	(177.0)	(326.5)	(252.0)	(74.3)	(11.1)
(per table on page 27)	Six months to Dec 2017	(999.5)	(980.9)	(194.7)	(323.0)	(253.8)	(69.2)	(15.6)
	Six months to June 2017	(997.8)	(960.4)	(182.9)	(356.8)	(278.5)	(78.2)	(17.7)
Add back by-product credits	Six months to June 2018	(86.7)	(86.7)	(0.2)	(0.2)	(0.2)	–	(85.9)
	Six months to Dec 2017	(105.1)	(105.2)	(0.4)	(0.6)	(0.6)	–	(103.7)
	Six months to June 2017	(73.4)	(73.3)	(0.2)	1.4	1.5	(0.1)	(74.1)
All-in sustaining costs gross	Six months to June 2018	(1,011.9)	(1,011.9)	(177.2)	(326.7)	(252.3)	(74.3)	(97.0)
of by-product credits	Six months to Dec 2017	(1,104.6)	(1,086.0)	(195.1)	(323.6)	(254.4)	(69.2)	(119.3)
	Six months to June 2017	(1,071.2)	(1,033.7)	(183.1)	(355.3)	(277.0)	(78.3)	(91.8)
Gold equivalent ounces sold	Six months to June 2018	1,034.0	1,034.0	104.2	353.9	264.4	89.5	131.7
	Six months to Dec 2017	1,157.0	1,142.3	161.6	351.5	284.9	66.6	178.1
	Six months to June 2017	1,083.2	1,058.8	120.2	358.5	281.5	76.9	135.7
AISC gross of by-product	Six months to June 2018	979	979	1,701	923	954	829	737
credits per equivalent ounce	Six months to Dec 2017	955	951	1,207	921	893	1,038	670
of gold – US$/eq oz	Six months to June 2017	989	976	1,523	991	984	1,018	677
All-in costs	Six months to June 2018	(1,121.4)	(1,121.4)	(189.2)	(394.1)	(252.0)	(141.9)	(11.1)
(per table on page 27)	Six months to Dec 2017	(1,151.2)	(1,132.5)	(207.2)	(385.1)	(253.8)	(131.3)	(15.6)
	Six months to June 2017	(1,122.5)	(1,085.0)	(187.3)	(409.5)	(278.5)	(130.9)	(17.7)
Add back by-product credits	Six months to June 2018	(86.7)	(86.7)	(0.2)	(0.2)	(0.2)	–	(85.9)
	Six months to Dec 2017	(105.1)	(105.2)	(0.4)	(0.6)	(0.6)	–	(103.7)
	Six months to June 2017	(73.4)	(73.3)	(0.2)	1.4	1.5	(0.1)	(74.1)
All-in costs gross of	Six months to June 2018	(1,208.1)	(1,208.1)	(189.4)	(394.3)	(252.3)	(141.9)	(97.0)
by-product credits	Six months to Dec 2017	(1,256.3)	(1,237.7)	(207.6)	(385.8)	(254.4)	(131.4)	(119.3)
	Six months to June 2017	(1,195.9)	(1,158.4)	(187.5)	(408.0)	(277.0)	(131.0)	(91.8)
Gold equivalent ounces sold	Six months to June 2018	1,034.0	1,034.0	104.2	353.9	264.4	89.5	131.7
	Six months to Dec 2017	1,157.0	1,142.3	161.6	351.5	284.9	66.6	178.1
	Six months to June 2017	1,083.2	1,058.8	120.2	358.5	281.5	76.9	135.7
AIC gross of by-product	Six months to June 2018	1,168	1,168	1,818	1,114	954	1,585	737
credits per equivalent ounce	Six months to Dec 2017	1,086	1,084	1,285	1,097	893	1,971	670
of gold – US$/eq oz	Six months to June 2017	1,104	1,094	1,559	1,138	984	1,703	677

United States Dollars

Figures are in millions unless otherwise stated		Total Continuing Operations	Australia Region — Continuing St Ives	Agnew/ Lawlers	Granny Smith	Corporate and projects	Australia Region — Discontinued Darlot
All-in sustaining costs	Six months to June 2018	(400.0)	(145.1)	(125.6)	(129.3)	(10.5)	–
(per table on page 28)	Six months to Dec 2017	(433.7)	(169.5)	(124.9)	(139.3)	(13.9)	(18.7)
	Six months to June 2017	(395.7)	(164.0)	(110.9)	(120.8)	(7.3)	(37.5)
Add back by-product credits	Six months to June 2018	(0.4)	(0.2)	(0.1)	–	–	–
	Six months to Dec 2017	(0.4)	(0.3)	(0.2)	(0.1)	–	(0.1)
	Six months to June 2017	(0.4)	(0.3)	(0.1)	(0.1)	–	(0.1)
All-in sustaining costs gross	Six months to June 2018	(400.4)	(145.3)	(125.7)	(129.4)	(10.5)	–
of by-product credits	Six months to Dec 2017	(434.1)	(169.8)	(125.1)	(139.3)	(13.9)	(18.6)
	Six months to June 2017	(396.1)	(164.3)	(110.9)	(120.9)	(7.3)	(37.6)
Gold equivalent ounces sold	Six months to June 2018	444.3	190.2	116.9	137.3	–	–
	Six months to Dec 2017	451.1	179.8	125.7	145.6	–	14.7
	Six months to June 2017	444.3	184.1	115.5	144.7	–	24.5
AISC gross of by-product	Six months to June 2018	901	764	1,076	942	–	–
credits per equivalent ounce	Six months to Dec 2017	962	944	995	957	–	1,268
of gold – US$/eq oz	Six months to June 2017	891	893	960	835	–	1,535
All-in costs	Six months to June 2018	(400.0)	(145.1)	(125.6)	(129.3)	(126.9)	–
(per table on page 28)	Six months to Dec 2017	(433.7)	(169.5)	(124.9)	(139.3)	(90.9)	(18.7)
	Six months to June 2017	(432.4)	(164.0)	(110.9)	(120.8)	(38.2)	(37.5)
Add back by-product credits	Six months to June 2018	(0.4)	(0.2)	(0.1)	–	–	–
	Six months to Dec 2017	(0.4)	(0.3)	(0.2)	(0.1)	–	(0.1)
	Six months to June 2017	(0.4)	(0.3)	(0.1)	(0.1)	–	(0.1)
All-in costs gross of	Six months to June 2018	(400.4)	(145.3)	(125.7)	(129.4)	(126.9)	–
by-product credits	Six months to Dec 2017	(434.1)	(169.8)	(125.1)	(139.3)	(90.9)	(18.6)
	Six months to June 2017	(432.8)	(164.3)	110.9	(120.9)	(38.2)	(37.6)
Gold equivalent ounces sold	Six months to June 2018	444.3	190.2	116.9	137.3	–	–
	Six months to Dec 2017	451.1	179.8	125.7	145.6	–	14.7
	Six months to June 2017	444.3	184.1	115.5	144.7	–	24.5
AIC gross of by-product	Six months to June 2018	901	764	1,076	942	–	–
credits per equivalent ounce	Six months to Dec 2017	962	944	995	957	–	1,268
of gold – US$/eq oz	Six months to June 2017	891	893	960	835	–	1,535

UNDERGROUND AND SURFACE (UNREVIEWED)

United States Dollars

Imperial ounces with metric tonnes and grade	Total Mine Operations	Total Mine Continuing Operations	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	South America Region — Peru — Cerro Corona	Australia Region — Continuing — Total	St Ives	Agnew/ Lawlers	Granny Smith	Discontinued — Darlot
Tonnes mined (000 tonnes)*												
– underground ore Six months to June 2018	**2,259**	**2,259**	**497**	**–**	**–**	**–**	**–**	**1,762**	**313**	**617**	**832**	**–**
Six months to Dec 2017	2,459	2,359	724	–	–	–	–	1,635	197	606	833	100
Six months to June 2017	2,649	2,417	698	–	–	–	–	1,720	284	568	867	232
– underground waste Six months to June 2018	**142**	**142**	**142**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Six months to Dec 2017	106	106	106	–	–	–	–	–	–	–	–	–
Six months to June 2017	82	82	82	–	–	–	–	–	–	–	–	–
– surface ore Six months to June 2018	**14,303**	**14,303**	**–**	**8,454**	**6,703**	**1,751**	**3,294**	**2,555**	**2,555**	**–**	**–**	**–**
Six months to Dec 2017	16,215	16,215	–	10,347	8,676	1,671	3,556	2,311	2,311	–	–	–
Six months to June 2017	14,884	14,884	–	9,685	8,027	1,658	3,529	1,670	1,670	–	–	–
– total Six months to June 2018	**16,704**	**16,704**	**639**	**8,454**	**6,703**	**1,751**	**3,294**	**4,317**	**2,868**	**617**	**832**	**–**
Six months to Dec 2017	18,780	18,679	830	10,347	8,676	1,671	3,556	3,946	2,508	606	833	100
Six months to June 2017	17,616	17,384	780	9,687	8,027	1,658	3,529	3,390	1,955	568	867	232
Grade mined (grams per tonne)												
– underground ore Six months to June 2018	**5.9**	**5.9**	**6.2**	**–**	**–**	**–**	**–**	**5.6**	**4.5**	**6.3**	**5.5**	**–**
Six months to Dec 2017	6.1	6.1	6.2	–	–	–	–	5.8	3.7	6.7	5.6	4.6
Six months to June 2017	5.6	5.8	5.6	–	–	–	–	5.7	4.5	6.7	5.4	3.3
– surface ore Six months to June 2018	**1.6**	**1.6**	**–**	**1.4**	**1.3**	**1.8**	**0.9**	**2.9**	**2.9**	**–**	**–**	**–**
Six months to Dec 2017	1.5	1.5	–	1.3	1.3	1.0	1.2	2.9	2.9	–	–	–
Six months to June 2017	1.5	1.5	–	1.3	1.3	1.2	1.0	3.0	3.0	–	–	–
– total Six months to June 2018	**2.2**	**2.2**	**5.0**	**1.4**	**1.3**	**1.8**	**0.9**	**4.0**	**3.1**	**6.3**	**5.5**	**–**
Six months to Dec 2017	2.1	2.1	5.4	1.3	1.3	1.0	1.2	4.1	3.0	6.7	5.6	4.6
Six months to June 2017	2.1	2.1	5.0	1.3	1.3	1.2	1.0	4.3	3.2	6.7	5.4	3.3
Gold mined (000 ounces)*												
– underground ore Six months to June 2018	**414.6**	**414.6**	**98.7**	**–**	**–**	**–**	**–**	**315.9**	**45.6**	**124.0**	**146.3**	**–**
Six months to Dec 2017	463.4	448.4	143.7	–	–	–	–	304.7	23.4	131.4	150.0	15.0
Six months to June 2017	463.9	439.2	125.2	–	–	–	–	314.0	40.8	122.4	150.7	24.7
– surface ore Six months to June 2018	**708.4**	**708.4**	**0.3**	**379.4**	**278.5**	**100.8**	**90.8**	**237.9**	**237.9**	**–**	**–**	**–**
Six months to Dec 2017	772.8	772.8	–	422.0	365.7	56.4	136.3	519.2	237.9	–	–	–
Six months to June 2017	681.4	681.4	–	411.6	345.3	66.3	109.9	159.8	159.8	–	–	–
– total Six months to June 2018	**1,123.1**	**1,123.1**	**99.0**	**379.4**	**278.5**	**100.8**	**90.8**	**553.8**	**283.5**	**124.0**	**146.3**	**–**
Six months to Dec 2017	1,236.2	1,221.2	143.7	422.0	365.7	56.4	136.3	214.5	214.5	131.4	150.0	15.0
Six months to June 2017	1,145.2	1,120.6	125.2	411.6	345.3	66.3	109.9	473.8	200.6	122.4	150.7	24.7
Ore milled/treated (000 tonnes)												
– total mined Six months to June 2018	**2,280**	**2,280**	**569**	**–**	**–**	**–**	**–**	**1,711**	**288**	**588**	**836**	**–**
Six months to Dec 2017	2,515	2,412	812	–	–	–	–	1,600	142	611	847	103
Six months to June 2017	2,686	2,451	671	–	–	–	–	1,780	277	624	879	235
– underground waste Six months to June 2018	**92**	**92**	**92**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Six months to Dec 2017	84	84	84	–	–	–	–	–	–	–	–	–
Six months to June 2017	81	81	81	–	–	–	–	–	–	–	–	–
– surface ore Six months to June 2018	**14,314**	**14,314**	**139**	**9,040**	**6,884**	**2,156**	**3,330**	**1,806**	**1,806**	**–**	**–**	**–**
Six months to Dec 2017	14,563	14,563	216	8,977	6,677	2,299	3,349	2,021	2,021	–	–	–
Six months to June 2017	14,564	14,564	217	9,141	6,850	2,291	3,447	1,758	1,758	–	–	–
– total milled Six months to June 2018	**16,686**	**16,686**	**800**	**9,040**	**6,884**	**2,156**	**3,330**	**3,516**	**2,093**	**588**	**836**	**–**
Six months to Dec 2017	17,161	17,058	1,112	8,976	6,677	2,299	3,349	3,621	2,163	611	847	103
Six months to June 2017	17,331	17,096	969	9,141	6,850	2,291	3,447	3,538	2,035	624	879	235
Yield (grams per tonne)												
– underground ore Six months to June 2018	**6.1**	**6.1**	**5.2**	**–**	**–**	**–**	**–**	**6.9**	**4.2**	**6.1**	**9.9**	**–**
Six months to Dec 2017	5.5	5.6	5.6	–	–	–	–	5.6	3.4	6.4	5.3	4.4
Six months to June 2017	5.9	6.2	5.5	–	–	–	–	5.2	4.2	5.8	5.1	3.2
– surface ore Six months to June 2018	**1.4**	**1.4**	**0.1**	**1.2**	**1.2**	**1.3**	**1.3**	**2.6**	**2.6**	**–**	**–**	**–**
Six months to Dec 2017	1.5	1.5	0.1	1.2	1.3	0.9	1.6	2.5	2.5	–	–	–
Six months to June 2017	1.3	1.3	0.1	1.2	1.3	1.0	1.2	2.6	2.6	–	–	–
– combined Six months to June 2018	**1.9**	**1.9**	**3.8**	**1.2**	**1.2**	**1.3**	**1.3**	**3.9**	**2.8**	**6.1**	**5.1**	**–**
Six months to Dec 2017	2.1	2.1	4.5	1.2	1.3	0.9	1.6	3.9	2.6	6.4	5.3	4.4
Six months to June 2017	1.9	1.9	3.8	1.2	1.3	1.0	1.2	3.9	2.8	5.8	5.1	3.2
Gold produced (000 ounces)												
– underground ore Six months to June 2018	**387.1**	**387.1**	**95.9**	**–**	**–**	**–**	**–**	**291.1**	**38.5**	**115.4**	**137.2**	**–**
Six months to Dec 2017	462.7	448.0	161.5	–	–	–	–	286.6	15.3	125.7	145.6	14.7
Six months to June 2017	440.6	416.1	118.5	–	–	–	–	297.6	37.5	115.5	144.7	24.5
– surface ore Six months to June 2018	**643.4**	**643.4**	**0.6**	**353.9**	**264.4**	**89.5**	**137.6**	**151.3**	**151.3**	**–**	**–**	**–**
Six months to Dec 2017	686.2	686.2	0.5	351.5	284.9	66.6	169.7	164.5	164.5	–	–	–
Six months to June 2017	643.0	643.0	0.8	358.5	281.5	76.9	137.0	146.7	146.7	–	–	–
– total Six months to June 2018	**1,030.4**	**1,030.4**	**96.5**	**353.9**	**264.4**	**89.5**	**137.6**	**442.4**	**189.8**	**115.4**	**137.2**	**–**
Six months to Dec 2017	1,148.9	1,134.2	162.0	351.5	284.9	66.6	169.7	451.1	179.8	125.7	145.6	14.7
Six months to June 2017	1,083.6	1,059.1	119.3	358.5	281.5	76.9	137.0	444.3	184.1	115.5	144.7	24.5
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)												
– underground Six months to June 2018	**151**	**151**	**228**	**–**	**–**	**–**	**–**	**113**	**107**	**138**	**97**	**–**
Six months to Dec 2017	161	161	247	–	–	–	–	104	61	128	94	160
Six months to June 2017	144	146	206	–	–	–	–	113	66	123	88	127
– surface Six months to June 2018	**25**	**25**	**1**	**23**	**20**	**32**	**23**	**42**	**42**	**–**	**–**	**–**
Six months to Dec 2017	23	23	3	26	26	26	24	47	47	–	–	–
Six months to June 2017	23	23	3	26	25	27	21	38	38	–	–	–
– total Six months to June 2018	**42**	**42**	**188**	**23**	**20**	**32**	**23**	**76**	**51**	**138**	**97**	**–**
Six months to Dec 2017	43	43	136	26	26	26	24	72	48	128	94	160
Six months to June 2017	42	41	160	26	25	27	21	67	42	123	88	127

Review of Operations (Unreviewed)

Quarter ended 30 June 2018 compared with quarter ended 31 March 2018

South Africa region
South Deep Project

		June 2018	March 2018
Gold produced	000'oz	**48.8**	47.7
	kg	**1,518**	1,485
Gold sold	000'oz	**50.3**	53.9
	kg	**1,565**	1,675
Yield – underground reef	g/t	**5.85**	4.74
AISC	R/kg	**697,450**	643,021
	US$/oz	**1,736**	1,666
AIC	R/kg	**755,930**	677,495
	US$/oz	**1,882**	1,755

Gold production increased by 2 per cent from 1,485 kilograms (47,700 ounces) in the March quarter to 1,518 kilograms (48,800 ounces) in the June quarter mainly due to higher volumes mined.

Total underground tonnes mined increased by 4 per cent from 313,000 tonnes in the March quarter to 326,000 tonnes in the June quarter. Ore tonnes mined decreased by 5 per cent from 255,000 tonnes to 242,000 tonnes due to lower ore tonnes mined in the current mine, while underground waste mined increased by 45 per cent from 58,000 tonnes to 84,000 tonnes due to increased New mine development. Underground reef grade mined increased by 10 per cent from 5.89 grams per tonne to 6.48 grams per tonne due to higher grade areas mined. Total gold mined from-underground increased by 4 per cent from 1,504 kilograms (48,400 ounces) to 1,567 kilograms (50,400 ounces).

Total tonnes milled decreased by 3 per cent from 407,000 tonnes to 393,000 tonnes. Underground ore tonnes milled decreased by 17 per cent from 311,000 tonnes in the March quarter to 258,000 tonnes in the June quarter due to processing of backlog tonnes in the March quarter. Underground waste milled increased by 88 per cent from 32,000 tonnes to 60,000 tonnes. Surface tailings material treated increased by 17 per cent from 64,000 tonnes to 75,000 tonnes. Underground reef yield increased by 23 per cent from 4.74 grams per tonne to 5.85 grams per tonne due to increased volumes mined from higher grade areas.

Ore milled was higher than ore mined due to tramming of additional underground stocks, but much less in the June quarter than in the March quarter.

Gold recovered from underground was 1,509 kilograms (48,500 ounces) with 9 kilograms (300 ounces) being recovered from treatment of the surface material.

Destress mining decreased by 14 per cent from 7,061 square metres in the March quarter 6,053 square metres in the June quarter mainly due to delayed start-up after additional ground support installation as a result of intersection of geological features and mining through highly stressed ground.

Longhole stoping increased by 3 per cent from 116,300 tonnes to 120,000 tonnes due to improved stope availability. The current mine contributed 85 per cent of the total ore tonnes in the June quarter compared with 78 per cent in the March quarter due to increased tonnes from 90 3W and 95 1W in the current mine and

a reduction in 100 2A and 100 4W in the North Wrench area. Total tonnes mined from longhole stoping was similar and accounted for 37 per cent of total tonnes broken.

Development increased by 11 per cent from 1,617 metres in the March quarter to 1,789 metres in the June quarter. New mine capital development on 100 level increased by 46 per cent from 337 metres to 492 metres. Development in the current mine areas decreased by 19 per cent from 923 metres to 747 metres due to lower metres achieved in 95-2W as a result of crew re-allocation to assist with the 2W and 3W ramp re-support. The decrease was compounded by lower equipment availability in the 87 1W and 87 2W corridors. Development North of Wrench increased by 54 per cent from 357 metres to 550 metres.

Cost of sales before amortisation and depreciation, decreased by 2 per cent from R952 million (US$79 million) to R931 million (US$74 million) mainly due to lower bonuses and a decrease in the gold-in-process charge from R25 million (US$2 million) in the March quarter to R12 million (US$1 million) in the June quarter.

Capital expenditure increased by 43 per cent from R156 million (US$13 million) in the March quarter to R223 million (US$18 million) in the June quarter.

Sustaining capital expenditure increased by 35 per cent from R98 million (US$8 million) in the March quarter to R132 million (US$11 million) in the June quarter and non-sustaining capital expenditure increased by 57 per cent from R58 million (US$5 million) to R91 million (US$7 million), both due to scheduling.

All-in sustaining costs increased by 8 per cent from R643,021 per kilogram (US$1,666 per ounce) in the March quarter to R697,450 per kilogram (US$1,736 per ounce) in the June quarter mainly due to lower gold sold and higher sustaining capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.

Total all-in cost increased by 12 per cent from R677,495 per kilogram (US$1,755 per ounce) in the March quarter to R755,930 per kilogram (US$1,882 per ounce) in the June quarter due to the same reasons as for all-in sustaining costs and higher non-sustaining capital expenditure.

West Africa region
Ghana
Tarkwa

		June 2018	March 2018
Gold produced	000'oz	**133.1**	131.2
Gold sold	000'oz	**133.1**	131.2
Yield	g/t	**1.18**	1.19
AISC and AIC	US$/oz	**955**	952

Gold production increased by 1 per cent from 131,200 ounces in the March quarter to 133,100 ounces in the June quarter mainly due to higher tonnes processed and higher plant recovery.

Total tonnes mined, including capital waste stripping, decreased by 18 per cent from 24.8 million tonnes in the March quarter to 20.3 million tonnes in the June quarter due to the transition to contractor mining. Ore tonnes mined decreased by 11 per cent from 3.5 million tonnes to 3.1 million tonnes due to lower planned ore tonnes.

Operational waste tonnes mined decreased by 20 per cent from 6.0 million tonnes to 4.8 million tonnes and capital waste tonnes mined decreased by 19 per cent from 15.3 million tonnes to 12.4 million tonnes in line with the operational plan. Mined grade increased by 2 per cent from 1.28 grams per tonne to 1.31 grams per tonne. Gold mined decreased by 9 per cent from 146,100 ounces to 132,500 ounces as a result of lower ore tonnes mined. The strip ratio decreased from 6.0 to 5.5.

The CIL plant throughput increased by 3 per cent from 3.4 million tonnes to 3.5 million tonnes due to improved milling rate and higher plant utilisation. Yield decreased by 1 per cent from 1.19 grams per tonne to 1.18 grams per tonne. This was mainly due to more ore fed from stockpile to augment the ex-pit ore tonnes mined.

Cost of sales before amortisation and depreciation, decreased by 4 per cent from US$77 million to US$74 million mainly due to lower tonnes mined, partially offset by a bigger gold-in-process drawdown of US$9 million in the June quarter compared with US$2 million in the March quarter.

Capital expenditure increased by 13 per cent from US$39 million to US$44 million due to timing of capital expenditure on the gravity circuit installation.

All-in sustaining costs and total all-in cost increased marginally from US$952 per ounce in the March quarter to US$955 per ounce in the June quarter due to higher capital expenditure, partially offset by lower cost of sales before amortisation and depreciation and increased gold sold.

Damang

		June 2018	March 2018
Gold produced	000'oz	**53.5**	36.0
Gold sold	000'oz	**53.5**	36.0
Yield	g/t	**1.58**	1.01
AISC	US$/oz	**746**	951
AIC	US$/oz	**1,347**	1,934

Gold production increased by 49 per cent from 36,000 ounces in the March quarter to 53,500 ounces in the June quarter mainly due to higher head grade mined and processed from Amoanda pit.

Total tonnes mined, including capital stripping, increased by 8 per cent from 11.5 million tonnes in the March quarter to 12.4 million tonnes in the June quarter due to an increase in contractor mining fleet capacity and efficiency in the Damang complex pits.

Ore tonnes mined increased by 46 per cent from 0.71 million tonnes in the March quarter to 1.04 million tonnes in the June quarter mainly from the Amoanda pit area where the ore zones are exposed. Total waste tonnes mined increased by 6 per cent from 10.8 million tonnes to 11.4 million tonnes due to improved efficiencies from contractor mining fleet. Capital waste tonnes included in total waste tonnes decreased by 12 per cent from 10.0 million tonnes to 8.8 million tonnes as a result of timely exposure of the ore zones at Amoanda pit in line with operational plan. Operational waste tonnes mined increased by 225 per cent from 0.8 million tonnes to 2.6 million tonnes in line with the operational plan.

Head grade mined increased by 29 per cent from 1.53 grams per tonne to 1.97 grams per tonne due to higher grade mined from Amoanda pit. Gold mined increased by 90 per cent from 34,700 ounces to 66,100 ounces. The strip ratio decreased from 15.3 to 10.9.

Tonnes processed decreased by 5 per cent from 1.11 million tonnes in the March quarter to 1.05 million tonnes in the June quarter due to lower plant overall equipment efficiency. Yield increased by 56 per cent from 1.01 grams per tonne to 1.58 grams per tonne due to higher head grade mined. In the June quarter, tonnes milled were sourced as follows: 0.89 million tonnes at 1.94 grams per tonne from the pits and 0.16 million tonnes at 0.60 grams per tonne from stockpiles. This compared 0.63 million tonnes at 1.47 grams per tonne from the pits and 0.48 million tonnes at 0.66 grams per tonne from stockpiles in the March quarter.

Cost of sales before amortisation and depreciation, increased by 17 per cent from US$29 million to US$34 million mainly due to an increase in cost of sales before gold inventory change and amortisation and depreciations as a result of higher operating tonnes mined.

Capital expenditure decreased by 3 per cent from US$37 million in the March quarter to US$36 million in the June quarter.

Sustaining capital expenditure increased by 33 per cent from US$3 million to US$4 million due to cost incurred on the Gyratory Crusher replacement. Non-sustaining capital expenditure decreased by 6 per cent from US$34 million to US$32 million mainly due to lower capital waste mined (8.8 million tonnes in the June quarter compared with 10.0 million tonnes mined in the March quarter).

All-in sustaining costs decreased by 22 per cent from US$951 per ounce in the March quarter to US$746 per ounce in the June quarter mainly due to increased gold sold, partially offset by higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation.

All-in costs decreased by 30 per cent from US$1,934 per ounce in the March quarter to US$1,347 per ounce in the June quarter due to the same reasons as above as well as lower non-sustaining capital expenditure.

At the end of the June 2018 quarter (18 months into the Damang Reinvestment Project, DRP), total material mined amounted to 64 million tonnes, 24 per cent ahead of the project schedule. Gold produced during the same period was 233,000 ounces, 46 per cent above the DRP plan of 160,000 ounces. All major projects are on schedule. Installation of the Jaw Crusher commenced in the June 2018 quarter. The SAG mill shell replacement is on track with installation and commissioning planned for the December 2018 quarter.

South America region
Peru
Cerro Corona

		June 2018	March 2018
Gold produced	000'oz	**30.9**	29.9
Copper produced	tonnes	**7,317**	7,361
Total equivalent gold produced	000'eq oz	**69.0**	68.7
Total equivalent gold sold	000'eq oz	**66.5**	65.2
Yield – gold	g/t	**0.60**	0.58
– copper	per cent	**0.46**	0.46
– combined	eq g/t	**1.29**	1.28
AISC and AIC	US$/oz	**316**	75
AISC and AIC	US$/eq oz	**795**	677
Gold price*	US$/oz	**1,314**	1,327
Copper price*	US$/t	**6,864**	6,994

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 3 per cent from 29,900 ounces in the March quarter to 30,900 ounces in the June quarter due to higher yield. Copper production decreased by 1 per cent from 7,361 tonnes to 7,317 tonnes. Equivalent gold production increased marginally from 68,700 ounces to 69,000 ounces mainly due to higher gold head grade in line with the mining sequence.

Gold head grade increased by 7 per cent from 0.83 grams per tonne to 0.89 grams per tonne and gold recoveries increased from 69.3 per cent to 69.7 per cent, in line with the mining sequence and the operational plan. Copper head grade increased from 0.52 per cent to 0.54 per cent and copper recoveries decreased slightly from 87.7 per cent to 87.6 per cent. Gold yield increased by 3 per cent from 0.58 grams per tonne to 0.60 grams per tonne due to higher head grade and higher recoveries and copper yield remained similar at 0.46 per cent, in line with the mining sequence.

In the June quarter, concentrate with a payable content of 28,475 ounces of gold was sold at an average price of US$1,302 per ounce and 7,105 tonnes of copper was sold at an average price of US$6,244 per tonne, net of treatment and refining charges. This compared with 28,093 ounces of gold that was sold at an average price of US$1,317 per ounce and 7,076 tonnes of copper that was sold at an average price of US$6,191 per tonne, net of treatment and refining charges, in the March quarter.

Total tonnes mined decreased by 10 per cent from 5.85 million tonnes in the March quarter to 5.24 million tonnes in the June quarter mainly due to lower waste mined in line with the mining sequence. Ore mined decreased by 4 per cent from 1.68 million tonnes to 1.62 million tonnes. Operational waste tonnes mined decreased by 13 per cent from 4.17 million tonnes to 3.62 million tonnes in line with the 2018 mining plan. The strip ratio decreased from 2.49 to 2.24 due to lower waste mined.

Ore processed was similar at 1.67 million tonnes.

Cost of sales before amortisation and depreciation, increased by 5 per cent from US$38 million to US$40 million mainly due to a US$2 million charge to costs as a result of a drawdown in stockpiles in the June quarter compared with a credit of US$2 million due to a build-up of stockpiles in the March quarter.

Capital expenditure increased by 133 per cent from US$3 million to US$7 million due to an increase in construction activities at the tailings dam and waste storage facilities during the dry season.

All-in sustaining costs and total all-in cost per gold ounce increased by 321 per cent from US$75 per ounce in the March quarter to US$316 per ounce in the June quarter mainly due to higher capital expenditure, partially offset by increased gold sold. All-in sustaining costs and total all-in costs per equivalent ounce increased by 17 per cent from US$677 per equivalent ounce to US$795 per equivalent ounce due to the same reasons as above and increased gold equivalent ounces sold.

Australia region
St Ives

		June 2018	March 2018
Gold produced	000'oz	**94.6**	95.2
Gold sold	000'oz	**95.1**	95.0
Yield – underground	g/t	**4.60**	3.15
– surface	g/t	**2.47**	2.72
– combined	g/t	**2.89**	2.76
AISC and AIC	A$/oz	**1,103**	873
	US$/oz	**839**	686

Gold production decreased by 1 per cent from 95,200 ounces in the March quarter to 94,600 ounces in the June quarter.

Total ore tonnes mined decreased by 39 per cent from 1.8 million tonnes in the March quarter to 1.1 million tonnes in the June quarter.

Total underground ore tonnes mined increased by 38 per cent from 131,300 tonnes in the March quarter to 181,600 tonnes in the June quarter.

At the Hamlet underground operation, ore tonnes mined decreased by 14 per cent from 100,500 tonnes in the March quarter to 86,200 tonnes in the June quarter due to a reduction in ore development. Head grade increased by 15 per cent from 3.44 grams per tonne to 3.96 grams per tonne with higher grade stopes mined during the June quarter as per the mining schedule. Gold mined from Hamlet underground remained similar at 11,000 ounces.

Development at the Invincible underground operation continued with ore tonnes mined increasing by 210 per cent from 30,800 tonnes in the March quarter to 95,400 tonnes in the June quarter with the first stopes mined in the June quarter. Head grade mined decreased by 26 per cent from 7.18 grams per tonne to 5.34 grams per tonne due to an increase in ore development which reduced total ore head grade. Gold mined from Invincible underground increased by 130 per cent from 7,100 ounces to 16,300 ounces.

At the open pit operations, ore tonnes mined decreased by 44 per cent from 1.6 million tonnes in the March quarter to 0.9 million tonnes in the June quarter with focus given to operational waste removal at Neptune stages 5 and 6.

Grade mined from open pits, decreased by 14 per cent from 3.05 grams per tonne to 2.63 grams per tonne mainly due to lower grade mined at Neptune in line with the mining plan. Gold mined from open pits decreased by 51 per cent from 160,200 ounces to 77,700 ounces. This reduction is in line with the mine plan with the mining contractor at Neptune demobilising to reflect the lower levels of open pit mining activity as Invincible open pit comes to an end. The Neptune and Invincible pits will now be mined using the existing owner mining fleet. In the June quarter, tonnes mined were sourced as follows: 0.6 million tonnes at 3.17 grams per tonne from Invincible and 0.3 million tonnes at 1.52 grams per tonne from Neptune. This compared with 0.9 million tonnes at 2.48 grams per tonne from Invincible and 0.7 million tonnes at 3.78 grams per tonne from Neptune in the March quarter.

Operational waste tonnes mined increased by 10 per cent from 2.0 million tonnes in the March quarter to 2.2 million tonnes in the June quarter and capital waste tonnes mined decreased by 38 per cent from 3.7 million tonnes to 2.3 million tonnes with no further pre-strip activities planned at Invincible open pit during 2018. Total material movements at the open pits decreased by 25 per cent from 7.3 million tonnes to 5.4 million tonnes. The strip ratio increased from 3.5 to 4.9 driven by the stages 5 and 6 at Neptune.

Ounces mined at the consolidated St Ives mine decreased by 41 per cent from 178,400 ounces in the March quarter to 105,100 ounces in the June quarter. At the end of the June quarter, Neptune high-grade oxide material stockpiled amounted to 77,600 ounces (1,142,000 tonnes at 2.34 grams per tonne), Invincible amounted to 44,500 ounces (375,000 tonnes at 2.81 grams per tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at 1.46 grams per tonne). This compared with 90,600 ounces (1,136,000 tonnes at 2.48 grams per tonne) at Neptune, Invincible amounted to 28,700 ounces (368,000 tonnes at 2.43 grams per tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at 1.41 grams per tonne), at the end of the March quarter. Currently, Lefroy mill can only sustain a 25 per cent oxide material blend. The excess Neptune oxide material is stockpiled and fed to the mill so as to maintain the optimum blend.

Throughput at the Lefroy mill decreased by 5 per cent from 1.07 million tonnes in the March quarter to 1.02 million tonnes in the June quarter due to a scheduled major maintenance shutdown in the June quarter. Yield increased by 5 per cent from 2.76 grams per tonne to 2.89 grams per tonne.

Cost of sales before amortisation and depreciation, increased by 62 per cent from A$39 million (US$30 million) to A$63 million (US$48 million). The increase in cost of sales before gold inventory change and amortisation and depreciations was the result of the commencement of stope mining at Invincible (A$4 million/US$3 million) and costs incurred in the major maintenance shutdown (A$5 million/US$3 million), partially offset by reduced mining costs at Hamlet underground (A$3 million/US$2 million). In addition, a gold inventory credit of A$9 million (US$6 million) in the June quarter compared with A$27 million (US$21 million) in the March quarter. This decreased net stockpile credit of A$18 million (US$15 million) adds to the A$6 million (US$3 million) increase in cost of sales before gold inventory change and amortisation and depreciations for an overall A$24 million (US$18 million) increase in cost of sales before amortisation and depreciation.

Capital expenditure decreased by 5 per cent from A$38 million (US$30 million) to A$36 million (US$27 million) mainly due to lower capital waste tonnes mined in the open pits.

All-in sustaining costs and total all-in cost increased by 26 per cent from A$873 per ounce (US$686 per ounce) in the March quarter to A$1,103 per ounce (US$839 per ounce) in the June quarter due

to higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure and higher gold sold.

Agnew/Lawlers

		June 2018	March 2018
Gold produced	000'oz	**56.8**	58.6
Gold sold	000'oz	**56.9**	60.0
Yield	g/t	**5.79**	6.44
AISC and AIC	A$/oz	**1,383**	1,402
	US$/oz	**1,044**	1,103

Gold production decreased by 3 per cent from 58,600 ounces in the March quarter to 56,800 ounces in the June quarter mainly due to lower grades mined and processed.

Ore mined from underground increased by 11 per cent from 292,700 tonnes in the March quarter to 323,900 tonnes in the June quarter as a result of additional ore mined from Waroonga and New Holland. Head grade mined decreased by 8 per cent from 6.52 grams per tonnes to 6.01 grams per tonne partially offsetting the additional tonnes mined. Gold mined increased by 2 per cent from 61,400 ounces to 62,600 ounces. In the June quarter tonnes mined were sourced as follows: 168,000 tonnes at 8.3 grams per tonne from Waroonga and 155,900 tonnes at 3.6 grams per tonne from New Holland. This compared with 147,400 tonnes at 9.0 grams per tonne from Waroonga and 145,300 tonnes at 4.0 grams per tonne from New Holland in the March quarter.

Tonnes processed increased by 8 per cent from 282,900 tonnes in the March quarter to 304,900 tonnes in the June quarter. The combined yield decreased by 10 per cent from 6.44 grams per tonne to 5.79 grams per tonne due to the lower grades mined.

Cost of sales before amortisation and depreciation, decreased by 17 per cent from A$60 million (US$47 million) in the March quarter to A$50 million (US$37 million) in the June quarter due to a decrease in mining costs of A$2 million (US$2 million) as a result of the mix between ore and capital development. In addition, a gold-in-circuit credit of A$2 million (US$1 million) in the June quarter compared with a gold-in-circuit charge of A$6 million (US$5 million) in the March quarter. The credit to cost in the June quarter was primarily due to a build-up of stockpiles with more ore mined than processed. During the March quarter, there was a 900 ounce drawdown of gold-in-circuit and a decrease in the average cost of stockpiled ore and gold-in-circuit.

Capital expenditure increased by 19 per cent from A$21 million (US$16 million) to A$25 million (US$19 million) mainly due to increased capital development expenditure with more capital development and less ore development in the June quarter.

All-in sustaining costs and total all-in cost decreased by 1 per cent from A$1,402 per ounce (US$1,103 per ounce) in the March quarter to A$1,383 per ounce (US$1,044 per ounce) in the June quarter due to lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure and lower gold sold.

Granny Smith

		June 2018	March 2018
Gold produced	000'oz	67.4	69.8
Gold sold	000'oz	67.4	69.9
Yield	g/t	5.16	5.06
AISC and AIC	A$/oz	1,311	1,131
	US$/oz	995	890

Gold production decreased by 3 per cent from 69,800 ounces in the March quarter to 67,400 ounces in the June quarter mainly due to lower grades mined and a decrease in ore tonnes processed.

Ore mined from underground increased by 4 per cent from 408,500 tonnes to 423,700 tonnes. Head grade mined decreased by 8 per cent from 5.71 grams per tonne in the March quarter to 5.23 grams per tonnes in the June quarter due to spatial compliance and geotechnical sequencing constraints in the zone 110 and zone 120 ore bodies. As a result, ounces mined decreased by 5 per cent from 75,000 ounces in the March quarter to 71,300 ounces in the June quarter.

Tonnes processed decreased by 5 per cent from 429,000 tonnes in the March quarter to 406,400 tonnes in the June quarter due to timing of milling campaigns quarter on quarter. The yield increased by 2 per cent from 5.06 grams per tonne to 5.16 grams per tonne due to a drawdown of 3,500 ounces of gold-in-circuit in the June quarter compared with a build-up of 4,600 ounces in the March quarter.

Cost of sales before amortisation and depreciation, increased by 6 per cent from A$51 million (US$40 million) in the March quarter to A$54 million (US$41 million) in the June quarter due to a A$1 million (US$1 million) increase in contractor mining and ground support costs required in the lower zones and a A$1 million (US$1 million) gold-in-circuit charge in the June quarter compared with a gold-in-circuit credit of A$1 million (US$1 million) in the March quarter.

Capital expenditure increased by 25 per cent from A$24 million (US$19 million) to A$30 million (US$23 million). The increase in capital from the previous quarter was primarily due to increased exploration of A$2 million (US$2 million), increased underground and TSF development of A$3 million (US$2 million) and the purchase of an additional Jumbo development drill rig of A$1 million (US$1 million).

All-in sustaining costs and total all-in cost increased by 16 per cent from A$1,131 per ounce (US$890 per ounce) in the March quarter to A$1,311 per ounce (US$995 per ounce) in the June quarter due to higher capital expenditure, higher cost of sales before amortisation and depreciation and lower gold sold.

SALIENT FEATURE AND COST BENCHMARKS (UNREVIEWED)

Figures are in millions unless otherwise stated		Total Mine Operations	Total Mine Continuing Operations	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	South America Region — Peru — Cerro Corona
Operating Results		**United States Dollars**						
Ore milled/treated	**June 2018**	**8,314**	**8,314**	**393**	**4,524**	**3,473**	**1,051**	**1,665**
(000 tonnes)	March 2018	8,372	8,372	407	4,516	3,411	1,105	1,665
	June 2017	8,667	8,552	526	4,510	3,391	1,119	1,741
Yield	**June 2018**	**2.0**	**2.0**	**3.9**	**1.3**	**1.2**	**1.6**	**1.3**
(grams per tonne)	March 2018	1.9	1.9	3.6	1.2	1.2	1.0	1.3
	June 2017	2.0	2.0	4.3	1.3	1.3	1.1	1.2
Gold produced	**June 2018**	**523.2**	**523.2**	**48.8**	**186.7**	**133.1**	**53.5**	**69.0**
(000 managed equivalent ounces)	March 2018	507.1	507.1	47.7	167.2	131.2	36.0	68.7
	June 2017	569.1	558.3	73.5	183.9	142.8	41.1	68.4
Gold sold	**June 2018**	**522.9**	**522.9**	**50.3**	**186.7**	**133.1**	**53.5**	**66.5**
(000 managed equivalent ounces)	March 2018	511.2	511.2	53.9	167.2	131.2	36.0	65.2
	June 2017	570.4	559.6	73.5	183.9	142.8	41.1	69.6
Cost of sales before	**June 2018**	**(347.7)**	**(347.7)**	**(74.4)**	**(107.5)**	**(73.5)**	**(34.0)**	**(39.6)**
amortisation and depreciation	March 2018	(340.4)	(340.4)	(79.2)	(105.4)	(76.7)	(28.7)	(38.0)
(million)	June 2017	(352.5)	(337.7)	(80.0)	(110.4)	(79.7)	(30.7)	(37.8)
Cost of sales before gold inventory	**June 2018**	**42**	**42**	**187**	**23**	**19**	**37**	**23**
change and amortisation	March 2018	43	43	190	23	22	27	24
and depreciation (dollar per tonne)	June 2017	42	41	153	26	26	27	21
Sustaining capital*	**June 2018**	**(134.4)**	**(134.4)**	**(10.6)**	**(48.0)**	**(44.4)**	**(3.6)**	**(7.0)**
(million)	March 2018	(118.4)	(118.4)	(8.1)	(42.2)	(39.2)	(3.0)	(2.9)
	June 2017	(154.8)	(152.6)	(16.4)	(51.3)	(47.3)	(4.0)	(7.2)
Non-sustaining capital*	**June 2018**	**(39.7)**	**(39.7)**	**(7.4)**	**(32.4)**	**–**	**(32.4)**	**–**
(million)	March 2018	(38.6)	(38.6)	(4.8)	(33.8)	–	(33.8)	–
	June 2017	(35.1)	(35.1)	(2.7)	(32.4)	–	(32.4)	–
Total capital expenditure*	**June 2018**	**(174.2)**	**(174.2)**	**(18.0)**	**(80.4)**	**(44.4)**	**(36.0)**	**(7.0)**
(million)	March 2018	(157.0)	(157.0)	(12.9)	(75.9)	(39.3)	(36.7)	(2.9)
	June 2017	(218.6)	(216.4)	(19.1)	(83.6)	(47.3)	(36.4)	(7.2)
All-in-sustaining costs	**June 2018**	**969**	**969**	**1,736**	**897**	**955**	**746**	**316**
(dollar per ounce)	March 2018	938	938	1,666	952	952	951	75
	June 2017	941	926	1,352	955	969	906	380
Total all-in-cost	**June 2018**	**1,051**	**1,051**	**1,882**	**1,069**	**955**	**1,347**	**316**
(dollar per ounce)	March 2018	1,022	1,022	1,755	1,163	952	1,934	75
	June 2017	1,006	993	1,389	1,131	969	1,692	380

		United States Dollars — Australia Region — Continuing				Australian Dollars — Australia Region — Continuing				South African Rand — South Africa Region	United States Dollars — Australia Region — Discontinued	Australian Dollars — Australia Region — Discontinued
		Total	St Ives	Agnew/ Lawlers	Granny Smith	Total	St Ives	Agnew/ Lawlers	Granny Smith	South Deep	Darlot	Darlot
Operating Results												
Ore milled/treated	**June 2018**	**1,732**	**1,020**	**305**	**407**	**1,732**	**1,020**	**305**	**407**	**393**	**–**	**–**
(000 tonnes)	March 2018	1,785	1,073	283	429	1,785	1,073	283	429	407	–	–
	June 2017	1,774	1,040	316	418	1,774	1,040	316	418	526	115	115
Yield	**June 2018**	**3.9**	**2.9**	**5.8**	**5.2**	**3.9**	**2.9**	**5.8**	**5.2**	**3.9**	**–**	**–**
(grams per tonne)	March 2018	3.9	2.8	6.4	5.1	3.9	2.8	6.6	5.1	3.6	–	–
	June 2017	4.1	3.1	5.6	5.4	4.1	3.1	5.6	5.4	4.3	2.9	2.9
Gold produced	**June 2018**	**218.8**	**94.6**	**56.8**	**67.4**	**218.8**	**94.6**	**56.8**	**67.4**	**1,518**	**–**	**–**
(000 managed	March 2018	223.6	95.2	58.6	69.8	223.6	95.2	58.6	69.8	1,485	–	–
equivalent ounces)	June 2017	232.5	102.6	57.2	72.8	232.5	102.6	57.2	72.8	2,286	10.8	10.8
Gold sold	**June 2018**	**219.4**	**95.1**	**56.9**	**67.4**	**219.4**	**95.1**	**56.9**	**67.4**	**1,565**	**–**	**–**
(000 managed	March 2018	224.9	95.0	60.0	69.9	224.9	95.0	60.0	69.9	1,675	–	–
equivalent ounces)	June 2017	232.5	102.6	57.2	72.8	232.5	102.6	57.2	72.8	2,286	10.8	10.8
Cost of sales before	**June 2018**	**(126.2)**	**(48.0)**	**(37.4)**	**(40.8)**	**(166.3)**	**(62.9)**	**(49.6)**	**(53.8)**	**(930.6)**	**–**	**–**
amortisation and depreciation	March 2018	(117.7)	(30.4)	(47.3)	(40.1)	(149.6)	(38.6)	(60.0)	(51.0)	(951.5)	–	–
(million)	June 2017	(109.4)	(34.5)	(37.4)	(37.5)	(145.9)	(46.0)	(49.8)	(50.0)	(1,057.3)	(14.9)	(19.7)
Cost of sales before gold	**June 2018**	**77**	**53**	**127**	**99**	**101**	**70**	**168**	**130**	**2,336**	**–**	**–**
inventory change and	March 2018	76	48	150	95	96	61	191	121	2,277	–	–
amortisation and depreciation (dollar per tonne)	June 2017	65	37	121	93	87	49	161	124	2,023	127	168
Sustaining capital*	**June 2018**	**(68.7)**	**(26.9)**	**(19.1)**	**(22.8)**	**(90.8)**	**(35.5)**	**(25.2)**	**(30.0)**	**(131.8)**	**–**	**–**
(million)	March 2018	(65.2)	(30.1)	(16.3)	(18.8)	(82.8)	(38.3)	(20.7)	(23.8)	(97.8)	–	–
	June 2017	(77.7)	(45.4)	(14.8)	(17.5)	(103.5)	(60.5)	(19.8)	(23.3)	(214.4)	(2.2)	(2.9)
Non-sustaining capital*	**June 2018**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(91.4)**	**–**	**–**
(million)	March 2018	–	–	–	–	–	–	–	–	(57.8)	–	–
	June 2017	–	–	–	–	–	–	–	–	(38.8)	–	–
Total capital	**June 2018**	**(68.7)**	**(26.9)**	**(19.1)**	**(22.8)**	**(90.8)**	**(35.5)**	**(25.2)**	**(30.0)**	**(223.2)**	**–**	**–**
expenditure*	March 2018	(65.2)	(30.1)	(16.3)	(18.8)	(82.8)	(38.3)	(20.7)	(23.8)	(155.6)	–	–
(million)	June 2017	(104.2)	(45.4)	(14.8)	(17.5)	(138.7)	(60.5)	(19.8)	(23.3)	(253.2)	(2.2)	(2.9)
All-in-sustaining costs	**June 2018**	**940**	**839**	**1,044**	**995**	**1,240**	**1,103**	**1,383**	**1,311**	**697,450**	**–**	**–**
(dollar per ounce)	March 2018	861	686	1,103	890	1,094	873	1,402	1,131	643,021	–	–
	June 2017	854	831	964	799	1,138	1,107	1,283	1,067	573,127	1,657	2,208
Total all-in-cost	**June 2018**	**940**	**839**	**1,044**	**995**	**1,240**	**1,103**	**1,383**	**1,311**	**755,930**	**–**	**–**
(dollar per ounce)	March 2018	861	686	1,103	890	1,094	873	1,402	1,131	677,495	–	–
	June 2017	854	831	964	799	1,138	1,107	1,283	1,067	573,127	1,657	2,208

The average US dollar/Rand exchange rates were US$1 = R12.49, US$1 = R12.01 and US$1 = R13.21 for the June 2018, March 2018 and June 2017 quarters, respectively. The average Australian/US dollar exchange rates were A$1 = US$0.76, A$1 = US$0.79 and A$1 = US$0.75 for the June 2018, March 2018 and June 2017 quarters, respectively.
Figures may not add as they are rounded independently.
* In local currency.

UNDERGROUND AND SURFACE (UNREVIEWED)

Imperial ounces with metric tonnes and grade		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
						Ghana		Peru	Continuing				Discontinued
				South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew/ Lawlers	Granny Smith	Darlot
Tonnes mined	**June 2018**	**1,171**	**1,171**	**242**	**–**	**–**	**–**	**–**	**929**	**182**	**324**	**424**	**–**
(000 tonnes)*	March 2018	1,088	1,088	255	–	–	–	–	833	131	293	409	–
– underground ore	June 2017	1,344	1,231	369	–	–	–	–	862	143	268	451	114
	June 2018	**84**	**84**	**84**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	March 2018	58	58	58	–	–	–	–	–	–	–	–	–
	June 2017	46	46	46	–	–	–	–	–	–	–	–	–
	June 2018	**6,722**	**6,722**	**–**	**4,183**	**3,139**	**1,044**	**1,619**	**920**	**920**	**–**	**–**	**–**
– surface ore	March 2018	7,581	7,581	–	4,271	3,563	707	1,675	1,635	1,635	–	–	–
	June 2017	7,840	7,840	–	5,165	4,259	906	1,789	886	886	–	–	–
	June 2018	**7,977**	**7,977**	**326**	**4,183**	**3,139**	**1,044**	**1,619**	**1,849**	**1,102**	**324**	**424**	**–**
– total	March 2018	8,727	8,727	313	4,271	3,563	707	1,675	2,468	1,767	293	409	–
	June 2017	9,230	9,117	414	5,165	4,259	906	1,789	1,748	1,028	268	451	114
Grade mined	**June 2018**	**5.8**	**5.8**	**6.5**	**–**	**–**	**–**	**–**	**5.4**	**4.7**	**6.0**	**5.2**	**–**
(grams per tonne)	March 2018	6.0	6.0	5.9	–	–	–	–	5.8	4.3	6.5	5.7	–
– underground ore	June 2017	5.8	6.1	5.9	–	–	–	–	5.9	4.1	7.1	5.8	2.6
	June 2018	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	March 2018	–	–	–	–	–	–	–	–	–	–	–	–
	June 2017	–	–	–	–	–	–	–	–	–	–	–	–
	June 2018	**1.9**	**1.9**	**–**	**1.5**	**1.3**	**2.0**	**0.9**	**5.1**	**5.1**	**–**	**–**	**–**
– surface ore	March 2018	1.6	1.6	–	1.3	1.3	1.5	0.8	3.0	3.0	–	–	–
	June 2017	1.5	1.5	–	1.3	1.3	1.3	1.0	3.3	3.3	–	–	–
	June 2018	**2.5**	**2.5**	**4.8**	**1.5**	**1.3**	**2.0**	**0.9**	**5.3**	**5.1**	**6.0**	**5.2**	**–**
– total	March 2018	2.2	2.2	4.8	1.3	1.3	1.5	0.8	4.0	3.1	6.5	5.7	–
	June 2017	2.1	2.1	5.3	1.3	1.3	1.3	1.0	4.6	3.4	7.1	5.8	2.6
Gold mined	**June 2018**	**211.7**	**211.7**	**50.4**	**–**	**–**	**–**		**161.3**	**27.3**	**62.6**	**71.3**	**–**
(000 ounces)*	March 2018	203.0	203.0	48.4	–	–	–	–	154.6	18.2	61.4	75.0	–
– underground ore	June 2017	242.3	232.7	67.9	–	–	–	–	164.8	18.6	61.4	84.8	9.6
	June 2018	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	March 2018	–	–	–	–	–	–	–	–	–	–	–	–
	June 2017	–	–	–	–	–	–	–	–	–	–	–	–
	June 2018	**396.6**	**396.6**	**0.3**	**198.5**	**132.5**	**66.1**	**46.2**	**151.5**	**151.5**	**–**	**–**	**–**
– surface ore	March 2018	311.9	311.9	–	180.8	146.1	34.7	44.6	160.2	160.2	–	–	–
	June 2017	374.5	374.5	–	221.8	182.7	39.1	59.2	93.5	93.5	–	–	–
	June 2018	**608.2**	**608.2**	**50.7**	**198.5**	**132.5**	**66.1**	**46.2**	**312.8**	**178.9**	**62.6**	**71.3**	**–**
– total	March 2018	514.8	514.8	48.4	180.8	146.1	34.7	44.6	314.8	178.4	61.4	75.0	–
	June 2017	616.8	607.2	67.9	221.8	182.7	39.1	59.2	258.3	112.1	61.4	84.8	9.6
Ore milled/treated	**June 2018**	**1,170**	**1,170**	**258**	**–**	**–**	**–**	**–**	**912**	**201**	**305**	**406**	**–**
(000 tonnes)*	March 2018	1,110	1,110	311	–	–	–	–	799	87	283	429	–
– underground ore	June 2017	1,382	1,267	397	–	–	–	–	870	136	316	418	115
	June 2018	**60**	**60**	**60**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	March 2018	32	32	32	–	–	–	–	–	–	–	–	–
	June 2017	47	47	47	–	–	–	–	–	–	–	–	–
	June 2018	**7,083**	**7,083**	**75**	**4,524**	**3,473**	**1,051**	**1,665**	**819**	**819**	**–**	**–**	**–**
– surface ore	March 2018	7,230	7,230	64	4,516	3,411	1,105	1,665	986	986	–	–	–
	June 2017	7,238	7,238	82	4,510	3,391	1,119	1,741	904	904	–	–	–
	June 2018	**8,314**	**8,314**	**393**	**4,524**	**3,473**	**1,051**	**1,665**	**1,733**	**1,020**	**305**	**406**	**–**
– total	March 2018	8,372	8,372	407	4,516	3,411	1,105	1,665	1,785	1,073	283	429	–
	June 2017	8,667	8,552	526	4,510	3,391	1,119	1,741	1,774	1,040	316	418	–
Yield	**June 2018**	**5.1**	**5.1**	**5.8**	**–**	**–**	**–**	**–**	**5.2**	**4.6**	**5.8**	**5.2**	**–**
(Grams per tonne)	March 2018	5.0	5.0	4.7	–	–	–	–	5.3	3.2	6.4	5.1	–
– underground ore	June 2017	5.1	5.2	5.7	–	–	–	–	5.2	3.6	5.6	5.4	2.9
	June 2018	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	March 2018	–	–	–	–	–	–	–	–	–	–	–	–
	June 2017	–	–	–	–	–	–	–	–	–	–	–	–
	June 2018	**1.4**	**1.4**	**0.1**	**1.3**	**1.2**	**1.6**	**1.3**	**2.5**	**2.5**	**–**	**–**	**–**
– surface ore	March 2018	1.4	1.4	0.2	1.2	1.2	1.0	1.3	2.7	2.7	–	–	–
	June 2017	1.5	1.5	0.1	1.3	1.3	1.1	1.2	3.0	3.0	–	–	–
	June 2018	**2.0**	**2.0**	**3.9**	**1.3**	**1.2**	**1.6**	**1.3**	**3.9**	**2.9**	**5.8**	**5.1**	**–**
– combined	March 2018	1.9	1.9	3.6	1.2	1.2	1.0	1.3	3.9	2.8	6.4	5.1	–
	June 2017	2.0	2.0	4.3	1.3	1.3	1.1	1.2	4.1	3.1	5.6	5.4	2.9
Gold produced	**June 2018**	**202.4**	**202.4**	**48.5**	**–**	**–**	**–**	**–**	**153.9**	**29.7**	**56.8**	**67.4**	**–**
(000 ounces)*	March 2018	184.7	184.7	47.4	–	–	–	–	137.2	8.8	58.6	69.8	13.7
– underground ore	June 2017	229.9	219.9	73.2	–	–	–	–	145.9	15.9	57.2	72.8	10.8
	June 2018	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	March 2018	–	–	–	–	–	–	–	–	–	–	–	–
	June 2017	–	–	–	–	–	–	–	–	–	–	–	–
	June 2018	**320.8**	**320.8**	**0.3**	**186.7**	**133.1**	**53.5**	**69.0**	**64.9**	**64.9**	**–**	**–**	**–**
– surface ore	March 2018	322.8	322.6	0.3	167.2	131.2	36.0	68.7	86.4	86.4	–	–	–
	June 2017	339.2	339.2	0.3	183.9	142.8	41.1	68.4	86.7	86.7	–	–	–
	June 2018	**523.2**	**523.3**	**48.8**	**186.7**	**133.1**	**53.5**	**69.0**	**218.8**	**94.6**	**56.8**	**67.4**	**–**
– total	March 2018	507.1	507.1	47.7	167.2	131.2	36.0	68.7	223.6	95.2	58.6	69.8	–
	June 2017	569.1	558.3	73.5	183.9	142.8	41.1	68.4	232.5	102.6	57.2	72.8	10.8
Cost of sales before gold inventory change and amortisation and depreciation	**June 2018**	**146**	**146**	**231**	**–**	**–**	**–**	**–**	**105**	**85**	**127**	**99**	**–**
(dollar per tonne)	March 2018	157	157	224	–	–	–	–	121	157	150	95	–
– underground	June 2017	130	130	181	–	–	–	–	96	43	121	93	127
	June 2018	**25**	**25**	**1**	**23**	**19**	**37**	**23**	**–**	**45**	**–**	**–**	**–**
– surface	March 2018	25	25	3	23	22	27	24	39	39	–	–	–
	June 2017	26	25	3	26	26	27	21	36	36	–	–	–
	June 2018	**42**	**42**	**187**	**23**	**19**	**37**	**23**	**77**	**53**	**127**	**99**	**–**
– total	March 2018	43	43	190	23	22	27	24	76	48	150	95	–
	June 2017	42	41	153	26	26	27	21	65	37	121	93	127

* Excludes surface material at South Deep

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com

Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.
e-mail:enquires@linkgroup.co.uk

Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

Website
WWW.GOLDFIELDS.COM

Listings
JSE / NYSE / GFI
SWX: GOLI

CA Carolus° (*Chair*)   RP Menell° (Deputy Chair)   NJ Holland*• (*Chief Executive Officer*)   PA Schmidt• (*Chief Financial Officer*)
A Andani#°   PJ Bacchus°   TP Goodlace°   C Letton°   SP Reid°   YGH Suleman°
^ Australian * British   # Ghanaian
° Independent Director   • Non-independent Director

INDEPENDENT AUDITOR'S REVIEW REPORT ON CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the shareholders of Gold Fields Limited

We have reviewed the condensed consolidated interim financial statements of Gold Fields Limited, contained in the accompanying interim report, which comprise the condensed consolidated statement of financial position at 30 June 2018 and the condensed consolidated income statement and the condensed consolidated statements of comprehensive income, changes in equity, debt maturity ladder and cash flows for the six months then ended, and selected explanatory notes, as set out on pages 17 to 24 and marked as reviewed, and the segmental operating and financial results for the six months ended 30 June 2018, as set out on pages 25 to 26 and marked as reviewed.

Directors' Responsibility for the Condensed Consolidated Interim Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with the International Financial Reporting Standard, (IAS)34, *Interim Financial Reporting*, the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Gold Fields Limited for the six months ended 30 June 2018 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS)34, *Interim Financial Reporting*, the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa.

KPMG Inc.
Registered Auditor
Per Mandy Watson
Chartered Accountant (SA)
Registered Auditor
Director

16 August 2018
85 Empire Road
Parktown
South Africa

CERTAIN FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- changes in assumptions underlying Gold Fields' mineral reserve estimates;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated production cost estimates at existing operations as outlined in this report or as otherwise disclosed;
- the success of the Group's business strategy, development activities and other initiatives;
- the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
- the occurrence of work stoppages related to health and safety incidents;
- loss of senior management or inability to hire or retain employees;
- fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- supply chain shortages and increases in the prices of production imports;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the adequacy of the Group's insurance coverage;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
- changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 16 August 2018

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer